Management's Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.
Management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2022 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control - Integrated Framework (2013). Based on this assessment, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2022.
KPMG LLP, an independent registered public accounting firm, has issued an unqualified audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2022 and has also expressed an unqualified audit opinion on the Company's 2022 consolidated financial statements as stated in their Reports of Independent Registered Public Accounting Firm dated January 31, 2023.

(s) Tracy Robinson
President and Chief Executive Officer

January 31, 2023

(s) Ghislain Houle
Executive Vice-President and Chief Financial Officer

January 31, 2023

68 CN | 2022 Annual Report

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Canadian National Railway Company:

Opinion on the consolidated financial statements
We have audited the accompanying consolidated balance sheets of Canadian National Railway Company (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in shareholders' equity, and cash flows for each of the years in the three‐year period ended December 31, 2022, and the related notes (collectively, the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three‐year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated January 31, 2023 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical audit matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Evaluation of income taxes
As discussed in Note 8 to the consolidated financial statements, the net deferred income tax liability was $9,796 million as of December 31, 2022 and income tax expense was $1,645 million for the year ended December 31, 2022. The Company operates in different tax jurisdictions which requires the Company to make significant judgments and estimates in relation to its tax positions.
We identified the evaluation of the net deferred income tax liability and income tax expense as a critical audit matter due to the magnitude of these tax balances and complexities in the evaluation of the application of the relevant tax regulations applicable to the Company. A high degree of auditor judgment was required in assessing certain of the Company’s tax positions and balances.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s reconciliation and analysis of its deferred income tax balances. We involved income tax professionals with specialized skills and knowledge who assisted in: (1) assessing the Company’s interpretation of the relevant tax regulations; (2) evaluating the reasonability of the Company’s tax positions; and (3) analyzing the Company’s deferred income tax balances by comparing prior year tax estimates to actual tax returns filed, and evaluating the Company’s reconciliation of the deferred income tax balances to the underlying temporary differences.

© 2022 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

CN | 2022 Annual Report 69

Report of Independent Registered Public Accounting Firm
Evaluation of capitalization of costs relating to track and railway infrastructure
As discussed in Note 12 to the consolidated financial statements, capital additions, net of finance leases, were $2,750 million for the year ended December 31, 2022, of which $1,490 million related to track and railway infrastructure maintenance, including the replacement of rail, ties, bridge improvements, and other general track maintenance. As discussed in Note 1 to the consolidated financial statements, expenditures related to self-constructed properties include direct material, labor, and contracted services, as well as other allocated costs.
We identified the evaluation of capitalization of costs relating to track and railway infrastructure as a critical audit matter. The magnitude and complexities in self-constructed properties, as well as the judgments involved in determining whether the expenditure met the Company’s pre-determined capitalization criteria required subjective auditor judgment.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s capital additions process, including controls related to the monitoring of budget versus actual costs on capital projects and the Company’s assessment that the expenditures charged to projects meet the Company’s pre-determined capitalization criteria. For a sample of capital expenditure additions, we examined underlying documentation and assessed whether the expenditure met the Company’s pre-determined capitalization criteria. The testing was performed at a disaggregated level by type of cost (including direct material, labor, and contracted services), and for rail, included comparisons to prior period per unit measures by region. In addition, we examined the Company’s budget versus actual analysis on capital projects and assessed the Company’s explanations of differences exceeding pre-determined testing thresholds.

(s) KPMG LLP

We have served as the Company's auditors since 1992.

Montréal, Canada
January 31, 2023

70 CN | 2022 Annual Report

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors
Canadian National Railway Company:

Opinion on internal control over financial reporting
We have audited the Canadian National Railway Company's (the "Company") internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively the "consolidated financial statements'), and our report dated January 31, 2023 expressed an unqualified opinion on those consolidated financial statements.

Basis for opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

(s) KPMG LLP

Montréal, Canada
January 31, 2023

© 2022 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

CN | 2022 Annual Report 71

Consolidated Statements of Income

In millions, except per share data	Year ended December 31,	2022	2021	2020
Revenues (Note 5)		$17,107	$14,477	$13,819
Operating expenses
Labor and fringe benefits		2,935	2,879	2,723
Purchased services and material		2,191	2,082	2,152
Fuel		2,518	1,513	1,152
Depreciation and amortization		1,729	1,598	1,589
Equipment rents		338	336	432
Casualty and other		556	506	508
Loss (recovery) on assets held for sale (Note 6)		—	(137)	486
Transaction-related costs (Note 4)		—	84	—
Total operating expenses		10,267	8,861	9,042
Operating income		6,840	5,616	4,777
Interest expense		(548)	(610)	(554)
Other components of net periodic benefit income (Note 18) (1)		498	407	292
Merger termination fee (Note 4)		—	886	—
Other income (loss) (Note 7)		(27)	43	6
Income before income taxes (1)		6,763	6,342	4,521
Income tax expense (Note 8) (1)		(1,645)	(1,443)	(976)
Net income (1)		$5,118	$4,899	$3,545
Earnings per share (Note 9)
Basic (1)		$7.46	$6.91	$4.98
Diluted (1)		$7.44	$6.90	$4.97
Weighted-average number of shares (Note 9)
Basic		686.4	708.5	711.3
Diluted		688.3	710.3	713.0
(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. See Note 2 – Change in accounting policy for additional information.
See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

In millions	Year ended December 31,	2022	2021	2020
Net income (1)		$5,118	$4,899	$3,545
Other comprehensive income (loss) (Note 21)
Net gain (loss) on foreign currency translation (2)		366	(52)	(81)
Net change in pension and other postretirement benefit plans (Note 18) (1)		(250)	2,066	183
Derivative instruments (Note 23) (2)		(2)	—	(1)
Other comprehensive income before income taxes (1)		114	2,014	101
Income tax recovery (expense) (1)		158	(544)	(73)
Other comprehensive income (1)		272	1,470	28
Comprehensive income (1)		$5,390	$6,369	$3,573
(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. See Note 2 – Change in accounting policy for additional information.
(2)Comparative 2020 figures have been reclassified to conform with the current presentation.
See accompanying notes to consolidated financial statements.

72 CN | 2022 Annual Report

Consolidated Balance Sheets

In millions	December 31,	2022	2021
Assets
Current assets
Cash and cash equivalents		$328	$838
Restricted cash and cash equivalents (Note 16)		506	503
Accounts receivable (Note 10)		1,371	1,074
Material and supplies		692	589
Other current assets (Note 11)		320	422
Total current assets		3,217	3,426
Properties (Note 12)		43,537	41,178
Operating lease right-of-use assets (Note 13)		470	445
Pension asset (Note 18)		3,033	3,050
Intangible assets, goodwill and other (Note 14)		405	439
Total assets		$50,662	$48,538
Liabilities and shareholders' equity
Current liabilities
Accounts payable and other (Note 15)		$2,785	$2,612
Current portion of long-term debt (Note 16)		1,057	508
Total current liabilities		3,842	3,120
Deferred income taxes (Note 8)		9,796	9,303
Other liabilities and deferred credits (Note 17)		441	427
Pension and other postretirement benefits (Note 18)		486	645
Long-term debt (Note 16)		14,372	11,977
Operating lease liabilities (Note 13)		341	322
Shareholders' equity
Common shares (Note 19)		3,613	3,704
Common shares in Share Trusts (Note 19)		(170)	(103)
Additional paid-in capital		381	397
Accumulated other comprehensive loss (Note 21) (1)		(1,969)	(2,241)
Retained earnings (1)		19,529	20,987
Total shareholders' equity		21,384	22,744
Total liabilities and shareholders' equity		$50,662	$48,538
(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. See Note 2 – Change in accounting policy for additional information.
See accompanying notes to consolidated financial statements.

On behalf of the Board of Directors:

(s) Shauneen Bruder	(s) Tracy Robinson
Director	Director

CN | 2022 Annual Report 73

Consolidated Statements of Changes in Shareholders' Equity

	Number of common shares		Common shares	Common shares in Share Trusts	Additional paid-in capital	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
In millions	Outstanding	Share Trusts
Balance at December 31, 2019 (1)	712.3	1.8	$3,650	$(163)	$403	$(3,739)	$17,890	$18,041
Net income (1)							3,545	3,545
Stock options exercised	0.8		65		(9)			56
Settlement of equity settled awards (Note 19)	0.6	(0.6)		62	(82)		(37)	(57)
Stock-based compensation expense and other					67		(2)	65
Repurchase of common shares (Note 19)	(3.3)		(17)				(362)	(379)
Share purchases by Share Trusts (Note 19)	(0.1)	0.1		(14)				(14)
Other comprehensive loss (Note 21) (1)						28		28
Dividends ($2.30 per share)							(1,634)	(1,634)
Balance at December 31, 2020 (1)	710.3	1.3	3,698	(115)	379	(3,711)	19,400	19,651
Net income (1)							4,899	4,899
Stock options exercised	0.7		60		(8)			52
Settlement of equity settled awards (Note 19)	0.4	(0.4)		38	(60)		(42)	(64)
Stock-based compensation expense and other					86		(2)	84
Repurchase of common shares (Note 19)	(10.3)		(54)				(1,528)	(1,582)
Share purchases by Share Trusts (Note 19)	(0.2)	0.2		(26)				(26)
Other comprehensive income (Note 21) (1)						1,470		1,470
Dividends ($2.46 per share)							(1,740)	(1,740)
Balance at December 31, 2021 (1)	700.9	1.1	3,704	(103)	397	(2,241)	20,987	22,744
Net income							5,118	5,118
Stock options exercised	0.6		70		(9)			61
Settlement of equity settled awards (Note 19)	0.4	(0.4)		38	(84)		(22)	(68)
Stock-based compensation expense and other					77		(2)	75
Repurchase of common shares (Note 19)	(30.2)		(161)				(4,548)	(4,709)
Share purchases by Share Trusts (Note 19)	(0.7)	0.7		(105)				(105)
Other comprehensive income (Note 21)						272		272
Dividends ($2.93 per share)							(2,004)	(2,004)
Balance at December 31, 2022	671.0	1.4	$3,613	$(170)	$381	$(1,969)	$19,529	$21,384
(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. See Note 2 – Change in accounting policy for additional information.
See accompanying notes to consolidated financial statements.

74 CN | 2022 Annual Report

Consolidated Statements of Cash Flows

In millions	Year ended December 31,	2022	2021	2020
	Operating activities
	Net income (1)	$5,118	$4,899	$3,545
Adjustments to reconcile net income to net cash provided by operating activities:
	Depreciation and amortization	1,729	1,598	1,589
	Pension income and funding (1)	(387)	(314)	(211)
	Amortization of bridge financing and other fees (Note 4)	—	97	—
	Deferred income taxes (Note 8) (1)	404	513	481
	Loss (recovery) on assets held for sale (Note 6)	—	(137)	486
	Changes in operating assets and liabilities:
	Accounts receivable	(290)	(22)	158
	Material and supplies	(82)	(7)	20
	Accounts payable and other	(9)	141	(49)
	Other current assets	(30)	35	—
	Other operating activities, net	214	168	146
	Net cash provided by operating activities	6,667	6,971	6,165
	Investing activities
	Property additions	(2,750)	(2,891)	(2,863)
	Advance for acquisition and other transaction-related costs (Note 4)	—	(908)	—
	Refund of advance for acquisition (Note 4)	—	886	—
	Acquisitions, net of cash acquired	—	—	(8)
	Proceeds from asset held for sale (Note 6)	273	—	—
	Other investing activities, net	(33)	40	(75)
	Net cash used in investing activities	(2,510)	(2,873)	(2,946)
	Financing activities
	Issuance of debt (Note 16)	1,899	403	1,789
	Repayment of debt (Note 16)	(383)	(861)	(1,221)
	Change in commercial paper, net (Note 16)	563	66	(1,273)
	Bridge financing and other fees (Note 4)	—	(97)	—
	Settlement of foreign exchange forward contracts on debt	79	(8)	26
	Issuance of common shares for stock options exercised (Note 20)	61	52	56
	Withholding taxes remitted on the net settlement of equity settled awards (Note 20)	(44)	(37)	(48)
	Repurchase of common shares (Note 19)	(4,709)	(1,582)	(379)
	Purchase of common shares for settlement of equity settled awards	(24)	(27)	(9)
	Purchase of common shares by Share Trusts (Note 19)	(105)	(26)	(14)
	Dividends paid	(2,004)	(1,740)	(1,634)
	Net cash used in financing activities	(4,667)	(3,857)	(2,707)
	Effect of foreign exchange fluctuations on cash, cash equivalents, restricted cash, and restricted cash equivalents	3	—	—
	Net increase (decrease) in cash, cash equivalents, restricted cash, and restricted cash equivalents	(507)	241	512
	Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of year	1,341	1,100	588
	Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of year	$834	$1,341	$1,100
	Cash and cash equivalents, end of year	$328	$838	$569
	Restricted cash and cash equivalents, end of year	506	503	531
	Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of year	$834	$1,341	$1,100
	Supplemental cash flow information
	Interest paid	$(542)	$(512)	$(551)
	Income taxes paid (Note 8)	$(1,288)	$(759)	$(353)
(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. See Note 2 – Change in accounting policy for additional information.
See accompanying notes to consolidated financial statements.

CN | 2022 Annual Report 75

Notes to the Consolidated Financial Statements

76 CN | 2022 Annual Report

Notes to the Consolidated Financial Statements
Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively "CN" or the "Company", is engaged in the rail and related transportation business. CN spans Canada and the United States of America (U.S.), connecting Canada’s Eastern and Western coasts with the U.S. South. CN's freight revenues are derived from the movement of a diversified and balanced portfolio of goods, including petroleum and chemicals, grain and fertilizers, coal, metals and minerals, forest products, intermodal and automotive.

1 – Summary of significant accounting policies

Basis of presentation
These consolidated financial statements are expressed in Canadian dollars, except where otherwise indicated, and have been prepared in accordance with United States generally accepted accounting principles (GAAP) as codified in the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC).

Principles of consolidation
These consolidated financial statements include the accounts of all subsidiaries and variable interest entities for which the Company is the primary beneficiary. The Company is the primary beneficiary of the Employee Benefit Plan Trusts ("Share Trusts") as the Company has the direct ability to make decisions regarding the Share Trusts' principal activities. The Company's investments in which it has significant influence are accounted for using the equity method and all other investments for which fair value is not readily determinable are accounted for at cost minus impairment, plus or minus observable price changes.

Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates, including those related to goodwill, intangible assets, identified assets and liabilities acquired in business combinations, income taxes, depreciation, pensions and other postretirement benefits, personal injury and other claims, and environmental matters, based upon available information. Actual results could differ from these estimates.

Revenues
Nature of services
The Company's revenues consist of freight revenues and other revenues. Freight revenues include revenue from the movement of freight over rail and are derived from the following seven commodity groups:
•Petroleum and chemicals, which includes chemicals and plastics, refined petroleum products, crude and condensate, and sulfur;
•Metals and minerals, which includes energy materials, metals, minerals, and iron ore;
•Forest products, which includes lumber, pulp, paper, and panels;
•Coal, which includes coal and petroleum coke;
•Grain and fertilizers, which includes Canadian regulated grain, Canadian commercial grain, U.S. grain, potash and other fertilizers;
•Intermodal, which includes rail and trucking services for domestic and international traffic; and
•Automotive, which includes finished vehicles and auto parts.
Freight revenues also comprise revenues for optional services beyond the basic movement of freight including asset use, switching, storage, and other services.
Other revenues are derived from non-rail logistics services that support the Company's rail business including vessels and docks, transloading and distribution, automotive logistics, and freight forwarding and transportation management.

Revenue recognition
Revenues are recognized when control of promised services is transferred to customers in an amount that reflects the consideration the Company expects to be entitled to receive in exchange for those services.
The Company accounts for contracts with customers when it has approval and commitment from both parties, each party's rights have been identified, payment terms are defined, the contract has commercial substance and collection is probable. For contracts that involve multiple performance obligations, the Company allocates the transaction price to each performance obligation in the contract based on relative standalone selling prices and recognizes revenue when, or as, performance obligations in the contract are satisfied.
Revenues are presented net of taxes collected from customers and remitted to governmental authorities.

CN | 2022 Annual Report 77

Notes to the Consolidated Financial Statements
Freight revenues
Freight services are arranged through publicly-available tariffs or customer-specific agreements that establish the pricing, terms and conditions for freight services offered by the Company. For revenue recognition purposes, a contract for the movement of freight over rail exists when shipping instructions are sent by a customer and have been accepted by the Company in connection with the relevant tariff or customer-specific agreement.
Revenues for the movement of freight over rail are recognized over time due to the continuous transfer of control to the customer as freight moves from origin to destination. Progress towards completion of the performance obligation is measured based on the transit time of freight from origin to destination. The allocation of revenues between periods is based on the relative transit time in each period with expenses recorded as incurred. Revenues related to freight contracts that require the involvement of another rail carrier to move freight from origin to destination are reported on a net basis. Freight movements are completed over a short period of time and are generally completed before payment is due. Freight receivables are included in Accounts receivable on the Consolidated Balance Sheets.
The Company has no material contract assets associated with freight revenues.
Contract liabilities represent consideration received from customers for which the related performance obligation has not been satisfied. Contract liabilities are recognized into revenues when or as the related performance obligation is satisfied. The Company includes contract liabilities within Accounts payable and other and Other liabilities and deferred credits on the Consolidated Balance Sheets.
Revenues for optional services are recognized at a point in time or over time as performance obligations are satisfied, depending on the nature of the service.
Freight contracts may be subject to variable consideration in the form of volume-based incentives, rebates, or other items, which affect the transaction price. Variable consideration is recognized as revenue to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur. Variable consideration is accrued on the basis of management's best estimate of the expected amount, which is based on available historical, current and forecasted information.

Other revenues
Other revenues are recognized at a point in time or over time as performance obligations are satisfied, depending on the nature of the service.

Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of Net income or Other comprehensive income (loss). Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

Earnings per share
Basic earnings per share is calculated using the weighted-average number of basic shares outstanding during the period. The weighted-average number of basic shares outstanding excludes shares held in the Share Trusts and includes vested equity settled stock-based compensation awards other than stock options. Diluted earnings per share is calculated using the weighted-average number of diluted shares outstanding during the period, applying the treasury stock method. The weighted-average number of diluted shares outstanding includes the dilutive effects of common shares issuable upon exercise of outstanding stock options and nonvested equity settled awards.

Foreign currency
All of the Company's foreign subsidiaries use the US dollar as their functional currency. Accordingly, the foreign subsidiaries' assets and liabilities are translated into Canadian dollars at the exchange rate in effect at the balance sheet date and the revenues and expenses are translated at the average exchange rates during the year. All adjustments resulting from the translation of the foreign operations are recorded in Other comprehensive income (loss).
The Company designates the US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. Accordingly, foreign exchange gains and losses, from the dates of designation, on the translation of the US dollar-denominated debt are included in Other comprehensive income (loss).

Cash and cash equivalents
Cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost plus accrued interest, which approximates fair value.

78 CN | 2022 Annual Report

Notes to the Consolidated Financial Statements
Restricted cash and cash equivalents
The Company has the option, under its bilateral letter of credit facility agreements with various banks, to pledge collateral in the form of cash and cash equivalents for a minimum term of one month, equal to at least the face value of the letters of credit issued. Restricted cash and cash equivalents include highly liquid investments purchased three months or less from maturity and are stated at cost plus accrued interest, which approximates fair value.

Accounts receivable
Accounts receivable are recorded at cost net of billing adjustments and an allowance for credit losses. The allowance for credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectibility of the reported amount. When a receivable is deemed uncollectible, it is written off against the allowance for credit losses. Subsequent recoveries of amounts previously written off are credited to bad debt expense in Casualty and other in the Consolidated Statements of Income.

Material and supplies
Material and supplies, which consist mainly of rail, ties, and other items for construction and maintenance of property and equipment, as well as diesel fuel, are measured at weighted-average cost.

Assets held for sale
Assets that are classified as held for sale are measured at the lower of their carrying amount or fair value less expected selling costs (“estimated selling price”) with a loss recognized to the extent that the carrying amount exceeds the estimated selling price. The classification is applicable at the date upon which the sale of assets is probable, and the assets are available for immediate sale in their present condition. The transfer of the assets must also be expected to qualify for recognition as a completed sale within the year following the date of classification.
Assets once classified as held for sale, are not subject to depreciation or amortization and both the assets and any liabilities directly associated with the assets held for sale are classified as current in the Company’s Consolidated Balance Sheets.
Subsequent changes to the estimated selling price of assets held for sale are recorded as recoveries or losses to the Consolidated Statements of Income wherein the recognition of subsequent gains is limited to the cumulative loss previously recognized.

Properties
Capitalization of costs
The Company's railroad operations are highly capital intensive. The Company's properties mainly consist of homogeneous or network-type assets such as rail, ties, ballast and other structures, which form the Company's Track and roadway properties, and Rolling stock. The Company's capital expenditures are for the replacement of existing assets and for the purchase or construction of new assets to enhance operations or provide new service offerings to customers. A large portion of the Company's capital expenditures are for self-constructed properties, including the replacement of existing track and roadway assets and track line expansion, as well as major overhauls and large refurbishments of rolling stock.
Expenditures are capitalized if they extend the life of the asset or provide future benefits such as increased revenue-generating capacity, functionality or service capacity. The Company has a process in place to determine whether or not costs qualify for capitalization, which requires judgment. For Track and roadway properties, the Company establishes basic capital programs to replace or upgrade the track infrastructure assets which are capitalized if they meet the capitalization criteria.
In addition, for Track and roadway properties, expenditures that meet the minimum level of activity as defined by the Company are also capitalized as follows:
•grading: installation of road bed, retaining walls, and drainage structures;
•rail and related track material: installation of 39 or more continuous feet of rail;
•ties: installation of five or more ties per 39 feet; and
•ballast: installation of 171 cubic yards of ballast per mile.
For purchased assets, the Company capitalizes all costs necessary to make the assets ready for their intended use. For self-constructed properties, expenditures include direct material, labor, and contracted services, as well as other allocated costs. These allocated costs include, but are not limited to, project supervision, fringe benefits, maintenance on equipment used on projects as well as the cost of small tools and supplies. The Company reviews and adjusts its allocations, as required, to reflect the actual costs incurred each year.
For the rail asset, the Company capitalizes the costs of rail grinding which consists of restoring and improving the rail profile and removing irregularities from worn rail to extend the service life. The service life of the rail asset is increased incrementally as rail grinding is performed

CN | 2022 Annual Report 79

Notes to the Consolidated Financial Statements
thereon, and as such, the costs incurred are capitalized given that the activity extends the service life of the rail asset beyond its original or current condition as additional gross tons can be carried over the rail for its remaining service life.
For the ballast asset, the Company engages in shoulder ballast undercutting that consists of removing some or all of the ballast, which has deteriorated over its service life, and replacing it with new ballast. When ballast is installed as part of a shoulder ballast undercutting project, it represents the addition of a new asset and not the repair or maintenance of an existing asset. As such, the Company capitalizes expenditures related to shoulder ballast undercutting given that an existing asset is retired and replaced with a new asset. Under the group method of accounting for properties, the deteriorated ballast is retired at its historical cost.
Costs of deconstruction and removal of replaced assets, referred to herein as dismantling costs, are distinguished from installation costs for self-constructed properties based on the nature of the related activity. For Track and roadway properties, employees concurrently perform dismantling and installation of new track and roadway assets and, as such, the Company estimates the amount of labor and other costs that are related to dismantling. The Company determines dismantling costs based on an analysis of the track and roadway installation process.
Expenditures relating to the Company's properties that do not meet the Company's capitalization criteria are expensed as incurred. For Track and roadway properties, such expenditures include but are not limited to spot tie replacement, spot or broken rail replacement, physical track inspection for detection of rail defects and minor track corrections, and other general maintenance of track infrastructure.

Depreciation
Properties are carried at cost less accumulated depreciation including asset impairment write-downs. The cost of properties, including those under finance leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail and ballast whose service lives are measured in millions of gross tons. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. The Company uses approximately 40 different depreciable asset classes.
For all depreciable asset classes, the depreciation rate is based on the estimated service lives of the assets. Assessing the reasonableness of the estimated service lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company's United States (U.S.) properties are subject to comprehensive depreciation studies as required by the Surface Transportation Board (STB) and are conducted by external experts. Depreciation studies for Canadian properties are not required by regulation and are conducted internally. Studies are performed on specific asset groups on a periodic basis. Changes in the estimated service lives of the assets and their related composite depreciation rates are implemented prospectively.
The service life of the rail asset is based on expected future usage of the rail in its existing condition, determined using railroad industry research and testing (based on rail characteristics such as weight, curvature and metallurgy), factoring in the rail asset's usage to date. The annual composite depreciation rate for the rail asset is determined by dividing the estimated annual number of gross tons carried over the rail by the estimated service life of the rail measured in millions of gross tons. The Company amortizes the cost of rail grinding over the remaining life of the rail asset, which includes the incremental life extension generated by rail grinding.
Given the nature of the railroad and the composition of its network which is made up of homogeneous long-lived assets, it is impractical to maintain records of specific properties at their lowest unit of property.
Retirements of assets occur through the replacement of an asset in the normal course of business, the sale of an asset or the abandonment of a section of track. For retirements in the normal course of business, generally the life of the retired asset is within a reasonable range of the expected useful life, as determined in the depreciation studies, and, as such, no gain or loss is recognized under the group method. The asset's cost is removed from the asset account and the difference between its estimated historical cost and estimated related accumulated depreciation (net of salvage proceeds and dismantling costs), if any, is recorded as an adjustment to accumulated depreciation and no gain or loss is recognized. The estimated historical cost of the retired asset is estimated by using deflation factors or indices that closely correlate to the properties comprising the asset classes in combination with the estimated age of the retired asset using a first-in, first-out approach, and applying it to the replacement value of the asset.
In each depreciation study, an estimate is made of any excess or deficiency in accumulated depreciation for all corresponding asset classes to ensure that the depreciation rates remain appropriate. The excess or deficiency in accumulated depreciation is amortized over the remaining life of the asset class.
For retirements of depreciable properties that do not occur in the normal course of business, the historical cost, net of salvage proceeds, is recorded as a gain or loss in income. A retirement is considered not to be in the normal course of business if it meets the following criteria: (i) it is unusual, (ii) it is significant in amount, and (iii) it varies significantly from the retirement pattern identified through depreciation studies. A gain or loss is recognized in Other income for the sale of land or disposal of assets that are not part of railroad operations.

80 CN | 2022 Annual Report

Notes to the Consolidated Financial Statements
Leases
The Company engages in short and long-term leases for rolling stock including locomotives and freight cars, equipment, real estate and service contracts that contain embedded leases. The Company determines whether or not a contract contains a lease at inception. Leases with a term of twelve months or less are not recorded by the Company on the Consolidated Balance Sheets.
Finance and operating lease right-of-use assets and liabilities are recognized based on the present value of the future lease payments over the lease term at the commencement date. Where the implicit interest rate is not determinable from the lease, the Company uses internal incremental borrowing rates by tenor and currency to initially measure leases in excess of twelve months on the Consolidated Balance Sheets. Operating lease expense is recognized on a straight-line basis over the lease term.
The Company's lease contracts may contain termination, renewal, and/or purchase options, residual value guarantees, or a combination thereof, all of which are evaluated by the Company on a quarterly basis. The majority of renewal options available extend the lease term from one to five years. The Company accounts for such contract options when the Company is reasonably certain that it will exercise one of these options.
Lease contracts may contain lease and non-lease components that the Company generally accounts for separately, with the exception of the freight car asset category for which the Company has elected to not separate the lease and non-lease components.

Intangible assets
Intangible assets consist mainly of customer contracts and relationships acquired through business acquisitions. Intangible assets are generally amortized on a straight-line basis over their expected useful lives, ranging from 20 to 50 years. If a change in the estimated useful life of an intangible asset is determined, amortization is adjusted prospectively.
With respect to impairment, the Company tests the recoverability of its intangible assets held and used whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, based on future undiscounted cash flows. If the carrying amount of an intangible asset is not recoverable and exceeds the fair value, an impairment loss is recognized for the amount by which the carrying amount of the asset exceeds the fair value.

Goodwill
The Company recognizes goodwill as the excess of the purchase price over the fair value of identifiable net assets acquired in business combinations. Goodwill is assigned to the reporting units that are expected to benefit from the business acquisition. The carrying amount of goodwill is not amortized; instead, it is tested for impairment annually as of the first day of the fiscal fourth quarter or more frequently if events or changes in circumstances indicate that it is more likely than not that the fair value of a reporting unit is less than the carrying amount.
With respect to impairment, the Company may first assess certain qualitative factors to determine if it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill, or proceed directly to a quantitative goodwill impairment test. Qualitative factors include but are not limited to, economic, market and industry conditions, cost factors and overall financial performance of the reporting unit, and events such as changes in management or customers. If the qualitative assessment indicates that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test must be performed. The quantitative impairment test is performed by comparing the fair value of a reporting unit with its carrying amount, including goodwill, and an impairment loss is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value, up to the value of goodwill. The Company defines the fair value of a reporting unit as the price that would be received to sell the reporting unit as a whole in an orderly transaction between market participants as of the impairment date. To determine the fair value of a reporting unit, the Company uses the discounted cash flow method using the pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or group of assets.

Accounts receivable securitization
Based on the structure of its accounts receivable securitization program, the Company accounts for the proceeds received as secured borrowings.

CN | 2022 Annual Report 81

Notes to the Consolidated Financial Statements
Pensions
Pension costs are determined using actuarial methods. Net periodic benefit cost (income) includes the current service cost of pension benefits provided in exchange for employee service rendered during the year, which is recorded in Labor and fringe benefits expense. Net periodic benefit cost (income) also includes the following, which are recorded in Other components of net periodic benefit income (cost):
•the interest cost of pension obligations;
•the expected long-term return on pension fund assets;
•the amortization of prior service costs and amendments over the expected average remaining service life of the employee group covered by the plans;
•the Company uses a market related value to calculate net periodic benefit cost (income) (see Note 2 – Change in accounting policy) and
•the amortization of cumulative net actuarial gains and losses in excess of 10% of the greater of the beginning of year balances of the projected benefit obligation or market-related value of plan assets, over the expected average remaining service life of the employee group covered by the plans.
The pension plans are funded through contributions determined in accordance with the projected unit credit actuarial cost method.

Postretirement benefits other than pensions
The Company accrues the cost of postretirement benefits other than pensions using actuarial methods. These benefits, which are funded as they become due, include life insurance programs, medical benefits and, for a closed group of employees, free rail travel benefits.
The Company amortizes the cumulative net actuarial gains and losses in excess of 10% of the projected benefit obligation at the beginning of the year, over the expected average remaining service life of the employee group covered by the plan.

Additional paid-in capital
Additional paid-in capital includes the stock-based compensation expense on equity settled awards and other items relating to equity settled awards. Upon the exercise of stock options, the stock-based compensation expense related to those awards is reclassified from Additional paid-in capital to Common shares. Upon settlement of all other equity settled awards, the Company reclassifies from Additional paid-in capital to Retained Earnings the stock-based compensation expense and other items related to equity settled awards, up to the amount of the settlement cost. The excess, if any, of the settlement cost over the stock-based compensation expense is recorded in Retained Earnings.

Stock-based compensation
For equity settled awards, stock-based compensation costs are accrued over the requisite service period based on the fair value of the awards at the grant date. The grant date fair value of performance share unit (PSU) awards is dependent on the type of PSU award. The grant date fair value of PSU-ROIC awards is determined using a lattice-based model incorporating a minimum share price condition and the grant date fair value of PSU-TSR awards is determined using a Monte Carlo simulation model. The grant date fair value of equity settled deferred share unit (DSU) awards is determined using the stock price at the grant date. The grant date fair value of stock option awards is determined using the Black-Scholes option-pricing model. For cash settled awards, stock-based compensation costs are accrued over the requisite service period based on the fair value determined at each period-end. The fair value of cash settled DSU awards is determined using their intrinsic value.

Personal injury and other claims
In Canada, the Company accounts for costs related to employee work-related injuries based on actuarially developed estimates on a discounted basis of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. In the U.S., the Company accrues the expected cost for personal injury, property damage and occupational disease claims, based on actuarial estimates of their ultimate cost on an undiscounted basis. For all other legal actions in Canada and the U.S., the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.

Environmental expenditures
Environmental expenditures that relate to current operations, or to an existing condition caused by past operations, are expensed as incurred. Environmental expenditures that provide a future benefit are capitalized. Environmental liabilities are recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company accrues its allocable share of liability taking into account the Company's alleged responsibility, the number of potentially responsible parties and their ability to pay their respective shares of the liability. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.

82 CN | 2022 Annual Report

Notes to the Consolidated Financial Statements
Derivative financial instruments
The Company uses derivative financial instruments from time to time in the management of its interest rate and foreign currency exposures. Derivative instruments are recorded on the balance sheet at fair value. The changes in fair value of derivative instruments not designated or not qualified as a hedge are recorded in Net income in the current period.

2 – Change in accounting policy

Change in accounting policy for determining net periodic pension cost (income)

Effective January 1, 2022, CN elected to change its accounting methodology for determining the market-related value of assets for the Company’s defined benefit pension plans. The new accounting method changes the calculation of market-related value of pension plan assets used to determine net periodic benefit cost but has no impact on the annual funded status of the plans. The Company's previous methodology calculated market-related value for pensions whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments were recognized over a period of five years. The Company's new methodology will apply a corridor approach so that the market-related value does not result in a value that deviates excessively from its fair value. Specifically, the market-related value will not exceed 110% or be less than 90% of the fair value. This change establishes a corridor approach whereby the amount causing the market-related value to be outside of the 10% corridor will be recognized immediately in the market-related value of assets and will not be subject to the five-year period of recognition. There is no change in the recognition approach for investment income.
CN considers the use of a calculated value with a corridor approach preferable to the previous calculated value approach as it results in a more current reflection of impacts of changes in value of these plan assets in the determination of net periodic benefit cost. The new accounting method to calculate the market-related value for pensions also aligns with the prevailing guidance issued by the Office of the Superintendent of Financial Institutions (OSFI) for the preparation of actuarial valuations for funding purposes for all registered Canadian defined benefit pension plans, whereby the Company adopted and applied the updated OSFI guidance starting with the December 31, 2021 funding valuations that were filed during the second quarter of 2022.
The change in accounting method was applied retrospectively to all periods presented within CN’s financial statements. The change did not impact Operating income or Net cash provided by operating activities but did impact the previously reported portion of Other components of net periodic benefit cost (income) for defined benefit pension plans along with related consolidated income items such as Net income and Earnings per share. Other impacts included related changes to previously reported consolidated Other comprehensive income (loss), Retained earnings, Accumulated other comprehensive income (loss), and associated line items within the determination of Net cash provided (used) by operating activities.

The election of this change impacted previously reported amounts included herein as indicated in the tables below:

Consolidated Statements of Income

	Year ended December 31, 2021		Year ended December 31, 2020
In millions, except per share data	Under prior method	As restated	Under prior method	As restated
Other components of net periodic benefit income	$398	$407	$315	$292
Income before income taxes	$6,333	$6,342	$4,544	$4,521
Income tax expense	$(1,441)	$(1,443)	$(982)	$(976)
Net income	$4,892	$4,899	$3,562	$3,545

Earnings per share:
Basic	$6.90	$6.91	$5.01	$4.98
Diluted	$6.89	$6.90	$5.00	$4.97

CN | 2022 Annual Report 83

Notes to the Consolidated Financial Statements
Consolidated Statements of Other Comprehensive Income

	Year ended December 31, 2021		Year ended December 31, 2020
In millions	Under prior method	As restated	Under prior method	As restated
Net income	$4,892	$4,899	$3,562	$3,545
Net change in pension and other postretirement benefit plans	$2,075	$2,066	$160	$183
Other comprehensive income before income taxes	$2,023	$2,014	$78	$101
Income tax expense	$(546)	$(544)	$(67)	$(73)
Other comprehensive loss	$1,477	$1,470	$11	$28

Consolidated Balance Sheets

	As at December 31, 2021
In millions	Under prior method	As restated
Accumulated other comprehensive loss	$(1,995)	$(2,241)
Retained earnings	$20,741	$20,987

Consolidated Statements of Changes in Shareholders' Equity

	Under prior method			As restated
In millions	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity	Accumulated other comprehensive loss	Retained earnings	Total shareholders' equity
Balance at December 31, 2019 (1)	$(3,483)	$17,634	$18,041	$(3,739)	$17,890	$18,041
Net income		$3,562	$3,562		$3,545	$3,545
Other comprehensive income	$11		$11	$28		$28
Balance at December 31, 2020	$(3,472)	$19,161	$19,651	$(3,711)	$19,400	$19,651
Net income		$4,892	$4,892		$4,899	$4,899
Other comprehensive loss	$1,477		$1,477	$1,470		$1,470
Balance at December 31, 2021	$(1,995)	$20,741	$22,744	$(2,241)	$20,987	$22,744
(1)The cumulative adjustment as at December 31, 2019, the beginning of the earliest period presented in the consolidated financial statements included herein, was a $256 million increase to each of Retained earnings and Accumulated other comprehensive loss.

Consolidated Statements of Cash Flows

	Year ended December 31, 2021		Year ended December 31, 2020
In millions	Under prior method	As restated	Under prior method	As restated
Net income	$4,892	$4,899	$3,562	$3,545
Pension income and funding	$(305)	$(314)	$(234)	$(211)
Deferred income taxes	$511	$513	$487	$481

84 CN | 2022 Annual Report

Notes to the Consolidated Financial Statements
3 – Recent accounting pronouncements

The following recent Accounting Standards Update (ASU) issued by the Financial Accounting Standards Board (FASB) came into effect during the current year and has been adopted by the Company:

ASU 2021-10 Disclosures by business entities about government assistance (Topic 832)
The ASU will increase the transparency of government assistance including the disclosure of types of assistance, an entity’s accounting for the assistance, and the effect of the assistance on an entity’s financial statements.
The Company adopted this standard in the fourth quarter of 2022 with an effective date of January 1, 2022. The adoption of this standard has been applied to existing government assistance transactions. See Note 12 – Properties for additional information.

The following recent ASUs issued by the FASB were issued in 2020, were amended in 2021 as well as in 2022 and have not been adopted by the Company:

ASU 2020-04 and ASU 2022-06 Reference rate reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting and related amendments
USD London Interbank Offered Rate (LIBOR) and Canadian Dollar Offered Rate (CDOR) are benchmark interest rates referenced in a variety of agreements. The publication of certain LIBOR and CDOR rates were discontinued in January 2022 and May 2021, respectively, and the remaining rates are expected to be discontinued on June 30, 2023 and June 30, 2024, respectively. The recommended alternative reference rates for LIBOR and CDOR are the Secured Overnight Financing Rate (SOFR) and Canadian Overnight Repo Rate Average (CORRA), respectively.
The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to transactions affected by reference rate reform if certain criteria are met. These transactions include contract modifications, hedging relationships, and sale or transfer of debt securities classified as held-to-maturity.
The ASU was effective starting on March 12, 2020, and is available to be adopted on a prospective basis no later than December 31, 2024, following the amendments of ASU 2022-06. The Company has a non-revolving credit facility that references LIBOR and CDOR for which the alternative reference rate is expected to be SOFR and CORRA, respectively. As at December 31, 2022, the Company has equipment loans made under the non-revolving credit facility referencing LIBOR with outstanding borrowings of US$542 million (see Note 16 – Debt). The equipment loans will be impacted by the discontinuance of the remaining LIBOR rates and the Company has fallback language that allows for the succession of LIBOR to SOFR.
The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and related disclosures, and whether it will elect to apply any of the optional expedients and exceptions provided in the ASU.

Other recently issued ASUs required to be applied on or after December 31, 2022 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

CN | 2022 Annual Report 85

Notes to the Consolidated Financial Statements
4 – Acquisition

2021
Terminated CN Kansas City Southern (KCS) merger agreement
On September 15, 2021, KCS notified CN that it terminated the previously announced May 21, 2021 definitive merger agreement (the “CN Merger Agreement") under which CN would have acquired KCS.
On August 31, 2021, the Surface Transportation Board (STB) rejected the joint motion by CN and KCS to approve a proposed voting trust agreement. On September 15, 2021, KCS and its Board of Directors announced that the revised acquisition proposal of September 12, 2021 from Canadian Pacific Railway Limited (CP) constituted a "Company Superior Proposal" as defined in the CN Merger Agreement. Consequently, KCS entered into a waiver letter agreement with CN under which KCS agreed to terminate the CN Merger Agreement in order to enter into a merger agreement with CP. As a result, CN received from KCS a merger termination fee of US$700 million ($886 million), recorded in Merger termination fee within the Company’s Consolidated Statements of Income and reflected in Operating activities within the Consolidated Statements of Cash Flows. In addition, KCS also refunded Brooklyn US Holdings, Inc. ("Holdco"), a wholly owned subsidiary of the Company, US$700 million ($886 million) that CN had previously paid as an advance to KCS of US$700 million ($845 million) in connection with KCS’s payment of the termination fee to CP under KCS’s original merger agreement with CP that was terminated on May 21, 2021. The refund received in the third quarter of 2021 was recorded in Transaction-related costs within the Consolidated Statements of Income and reflected in Investing activities within the Consolidated Statements of Cash flows. The US$700 million ($845 million) advance was recorded in Advance to KCS and other transaction costs within the Consolidated Balance Sheets in the second quarter of 2021 and was expensed to Transaction-related costs within the Consolidated Statements of Income in the third quarter of 2021. This advance, along with $63 million of transaction-related costs paid in the second quarter of 2021, was reflected in Investing activities within the Consolidated Statements of Cash flows.
The Company incurred $84 million of transaction-related costs for the year ended December 31, 2021 recorded in Transaction-related costs within the Consolidated Statements of Income. This included $125 million of transaction-related costs, consisting of a $76 million expense for costs previously capitalized to Advance to KCS and other transaction costs within the Consolidated Balance Sheets in the second quarter of 2021 in accordance with the expected application of equity method accounting and $49 million of additional transaction-related costs incurred in the third quarter of 2021; partially offset by $41 million of income generated as a result of the applicable foreign exchange rates prevailing at the time of payment of the US dollar denominated advance to KCS and receipt of the related refund.
The Company also paid $97 million of bridge financing and other fees which were recorded in Interest expense within the Consolidated Statements of Income for the year ended December 31, 2021.
For the year ended December 31, 2021, after accounting for all direct and incremental expenses as well as income generated from the merger termination fee, CN recorded additional income of $705 million ($616 million after-tax), as a result of its strategic decision to bid for KCS.

5 – Revenues

The following table provides disaggregated information for revenues for the years ended December 31, 2022, 2021 and 2020:

In millions	Year ended December 31,	2022	2021	2020
Freight revenues
Petroleum and chemicals		$3,229	$2,816	$2,631
Metals and minerals		1,911	1,548	1,409
Forest products		2,006	1,740	1,700
Coal		937	618	527
Grain and fertilizers		2,783	2,475	2,609
Intermodal		4,906	4,115	3,751
Automotive		797	576	591
Total freight revenues		16,569	13,888	13,218
Other revenues		538	589	601
Total revenues (1) (2)		$17,107	$14,477	$13,819
(1)As at December 31, 2022, the Company had remaining performance obligations related to freight in-transit, for which revenues of $103 million (2021 - $83 million) are expected to be recognized in the next period.
(2)See Note 24 – Segmented information for the disaggregation of revenues by geographic area.

86 CN | 2022 Annual Report

Notes to the Consolidated Financial Statements
Contract liabilities
The following table provides a reconciliation of the beginning and ending balances of contract liabilities for the years ended December 31, 2022, and 2021:

In millions	2022	2021
Beginning of year	$74	$200
Revenue recognized included in the beginning balance	(74)	(182)
Increase due to consideration received, net of revenue recognized	28	56
End of year	$28	$74
Current portion - End of year	$12	$74

6 – Assets held for sale

In the first quarter of 2021, CN entered into an agreement with a short line operator, for the sale of non-core lines in Wisconsin, Michigan and Ontario representing 850 miles that were classified as assets held for sale plus an additional 50 miles of track and roadway assets, resulting in a $137 million recovery ($102 million after-tax) of the $486 million loss ($363 million after-tax) recorded in the second quarter of 2020 to adjust the carrying amount of the track and roadway assets to their then estimated net selling price.
As at December 31, 2021, the carrying amount of assets held for sale of $260 million was included in Other current assets in the Consolidated Balance Sheets.
In the fourth quarter of 2021, the Surface Transportation Board (STB) approved the Company's agreement with the short line operator without condition and the transaction closed on January 28, 2022 and January 31, 2022 for the U.S. and Canadian assets, respectively. The resulting difference between the net selling price and what was estimated was insignificant.

7 – Other income (loss)

The following table provides the breakdown of Other income (loss) for the years ended December 31, 2022, 2021 and 2020:

In millions	Year ended December 31,	2022	2021	2020
Gain on disposal of land		$15	$23	$11
Gain (loss) on foreign currency (1)(2)		(7)	2	(2)
Gain (loss) on equity investment with readily determinable fair values (2)		(29)	20	—
Other (2)		(6)	(2)	(3)
Total other income (loss)		$(27)	$43	$6
(1)Includes foreign exchange gains and losses related to foreign exchange forward contracts and the re-measurement of foreign currency denominated monetary assets and liabilities. See Note 23 – Financial instruments for additional information.
(2)Comparative figures have been reclassified to conform to the current presentation.

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Notes to the Consolidated Financial Statements
8 – Income taxes

The Company's consolidated effective income tax rate differs from the Canadian, or domestic, statutory federal tax rate. The effective tax rate is affected by recurring items in provincial, U.S. federal, state and other foreign jurisdictions, such as tax rates and the proportion of income earned in those jurisdictions. The effective tax rate is also affected by discrete items such as income tax rate enactments, and lower corporate income tax rates on capital dispositions and other transactions that may occur in any given year.
On March 27, 2020, the U.S. government enacted the Coronavirus Aid, Relief, and Economic Security (CARES) Act, a tax-and-spending package aimed at providing additional stimulus to address the economic impact of the COVID-19 pandemic. The CARES Act corporate income tax measures allow for U.S. federal net operating losses (NOLs) arising in tax years 2018, 2019, and 2020 to be fully carried back to each of the five tax years preceding the tax year of the NOL. As a result of the CARES Act, the Company reclassified its 2019 deferred income tax asset of $213 million on the NOL that arose in 2019, to a current income tax receivable and recorded a current income tax recovery of $141 million in 2020 to reflect an amount recoverable at the higher U.S. federal corporate income tax rate of 35% applicable to pre-2018 tax years.
The following table provides a reconciliation of income tax expense for the years ended December 31, 2022, 2021 and 2020:

In millions	Year ended December 31,	2022	2021	2020
Canadian statutory federal tax rate		15%	15%	15%
Income tax expense at the Canadian statutory federal tax rate (1)		$1,014	$951	$678
Income tax expense resulting from:
Provincial and foreign income taxes (2)		657	617	414
Income tax adjustments due to rate enactments and tax law changes (3)		—	—	(141)
Non-taxable portion of merger termination fee (4)		—	(116)	—
Other (5)		(26)	(9)	25
Income tax expense (1)		$1,645	$1,443	$976
Net cash payments for income taxes		$1,288	$759	$353
(1)See Note 2 – Change in accounting policy for additional information.
(2)     Includes mainly the impact of Canadian provincial taxes and U.S. federal and state taxes.
(3)    Includes income tax recoveries (current or deferred as appropriate) resulting from the enactment of provincial, U.S. federal, and state corporate income tax laws and/or rates.
(4)    Relates to the permanent difference arising from applying a lower inclusion tax rate on the $886 million of income generated from the merger termination fee received from KCS (see Note 4 – Acquisition).
(5)    Includes adjustments relating to the filing or resolution of matters pertaining to prior years' income taxes, including net recognized tax benefits, excess tax benefits resulting from the settlement of equity settled awards under the Company's stock-based compensation plans, and other items.

The following table provides tax information on a domestic and foreign basis for the years ended December 31, 2022, 2021 and 2020:

In millions	Year ended December 31,	2022	2021	2020
Income before income taxes
Domestic (1)		$4,835	$4,726	$3,614
Foreign		1,928	1,616	907
Total income before income taxes (1)		$6,763	$6,342	$4,521
Current income tax expense (recovery)
Domestic		$956	$763	$616
Foreign		285	167	(121)
Total current income tax expense		$1,241	$930	$495
Deferred income tax expense
Domestic (1)		$298	$360	$383
Foreign		106	153	98
Total deferred income tax expense (1)		$404	$513	$481
(1)    See Note 2 – Change in accounting policy for additional information.

88 CN | 2022 Annual Report

Notes to the Consolidated Financial Statements
The following table provides the significant components of deferred income tax assets and liabilities as at December 31, 2022 and 2021:

In millions	December 31,	2022	2021
Deferred income tax assets
Lease liabilities		$132	$120
Pension liability		93	117
Personal Injury & legal claims		61	61
Unrealized foreign exchange losses		61	—
Net operating losses and tax credit carryforwards (1)		46	58
Compensation reserves		45	47
Other postretirement benefits liability		38	56
Other		53	68
Total deferred income tax assets		$529	$527
Deferred income tax liabilities
Properties		$9,296	$8,694
Pension asset		794	799
Operating lease right-of-use assets		117	111
Unrealized foreign exchange gains		—	55
Other		118	171
Total deferred income tax liabilities		$10,325	$9,830
Total net deferred income tax liability		$9,796	$9,303
Total net deferred income tax liability
Domestic		$5,614	$5,515
Foreign		4,182	3,788
Total net deferred income tax liability		$9,796	$9,303
(1)    As at December 31, 2022, the Company had net interest expense deduction carryforwards of $130 million which are available to offset future U.S. federal and state taxable income over an indefinite period. In addition, the Company had net operating loss carryforwards of $231 million for U.S. state tax purposes which are available to offset future U.S. state taxable income and are expiring between the years 2024 and 2042.

On an annual basis, the Company assesses the need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized, a valuation allowance is recorded. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income, of the necessary character, during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, the available carryback and carryforward periods, and projected future taxable income in making this assessment. As at December 31, 2022, in order to fully realize all of the deferred income tax assets, the Company will need to generate future taxable income of approximately $2.3 billion, and, based upon the level of historical taxable income, projections of future taxable income of the necessary character over the periods in which the deferred income tax assets are deductible, and the reversal of taxable temporary differences, management believes, following an assessment of the current economic environment, it is more likely than not that the Company will realize the benefits of these deductible differences. As at December 31, 2022, the Company has not recognized a deferred income tax asset of $196 million (2021 - $264 million) on the unrealized foreign exchange loss recorded in Accumulated other comprehensive loss relating to its net investment in U.S. subsidiaries, as the Company does not expect this temporary difference to reverse in the foreseeable future.

CN | 2022 Annual Report 89

Notes to the Consolidated Financial Statements
The following table provides a reconciliation of unrecognized tax benefits on the Company's domestic and foreign tax positions for the years ended December 31, 2022, 2021 and 2020:

In millions	Year ended December 31,	2022	2021	2020
Gross unrecognized tax benefits at beginning of year		$64	$92	$62
Increases for:
Tax positions related to the current year		3	4	17
Tax positions related to prior years		—	—	28
Decrease for:
Tax positions related to prior years		(10)	(32)	(15)
Settlements		(5)	—	—
Gross unrecognized tax benefits at end of year		52	64	92
Adjustments to reflect tax treaties and other arrangements		(14)	(17)	(25)
Net unrecognized tax benefits at end of year		$38	$47	$67

As at December 31, 2022, the total amount of gross unrecognized tax benefits was $52 million, before considering tax treaties and other arrangements between taxation authorities. The amount of net unrecognized tax benefits as at December 31, 2022 was $38 million. If recognized, $15 million of the net unrecognized tax benefits as at December 31, 2022 would affect the effective tax rate.
The Company believes that it is reasonably possible that $12 million of the net unrecognized tax benefits as at December 31, 2022 related to Canadian and U.S. federal, state, and provincial income tax matters, each of which are individually insignificant, may be recognized over the next twelve months as a result of settlements and a lapse of the applicable statute of limitations, and will not significantly affect the effective tax rate as they are mainly related to temporary differences.
The Company recognizes interest and penalties related to unrecognized tax benefits in Income tax expense in the Company's Consolidated Statements of Income. The Company recorded tax recoveries of $12 million and $2 million related to net reversals of interest and penalties for the years ended December 31, 2022 and 2021, respectively, and a tax expense of $16 million related to net interest and penalties expenses for the year ended December 31, 2020. As at December 31, 2022, the Company had accrued interest and penalties of $13 million (2021 - $25 million).
In Canada, the Company's federal and provincial income tax returns filed for the years 2016 to 2021 remain subject to examination by the taxation authorities. An examination of the Company's federal income tax returns for the year 2018 is currently in progress and is expected to be completed during 2023. In 2020, the tax authorities proposed certain audit adjustments and, as a result, the Company recorded a $25 million deferred tax expense which is comprised of net unrecognized tax benefits and related interest expenses. During 2021 and 2022, the tax authorities finalized their audit adjustments related to certain tax positions and as a result, the Company re-evaluated the relevant tax positions for all open years and recorded deferred tax recoveries of $8 million and $13 million, respectively, reducing net unrecognized tax benefits and related interest expenses. In the U.S., the federal income tax returns filed for the years 2013 to 2021 and the state income tax returns filed for the years 2018 to 2021 remain subject to examination by the taxation authorities. The Company does not anticipate any significant impacts to its results of operations or financial position as a result of the final resolutions of such matters.

90 CN | 2022 Annual Report

Notes to the Consolidated Financial Statements
9 – Earnings per share

The following table provides a reconciliation between basic and diluted earnings per share for the years ended December 31, 2022, 2021 and 2020:

In millions, except per share data	Year ended December 31,	2022	2021	2020
Net income (1)		$5,118	$4,899	$3,545
Weighted-average basic shares outstanding		686.4	708.5	711.3
Dilutive effect of stock-based compensation		1.9	1.8	1.7
Weighted-average diluted shares outstanding		688.3	710.3	713.0
Basic earnings per share (1)		$7.46	$6.91	$4.98
Diluted earnings per share (1)		$7.44	$6.90	$4.97
Units excluded from the calculation as their inclusion would not have a dilutive effect
Stock options		0.6	0.5	0.7
Performance share units		0.2	0.1	0.3
(1)    See Note 2 – Change in accounting policy for additional information.

10 – Accounts receivable

The following table provides the breakdown of Accounts receivable as at December 31, 2022 and 2021:

In millions	December 31,	2022	2021
Freight		$1,142	$877
Non-freight		244	225
Gross accounts receivable		1,386	1,102
Allowance for credit losses		(15)	(28)
Net accounts receivable		$1,371	$1,074

11 – Other current assets

The following table provides the breakdown of Other current assets as at December 31, 2022 and 2021:

In millions	December 31,	2022	2021
Prepaid expenses		$186	$142
Income taxes receivable		46	—
Derivative instruments (Note 23)		33	—
Assets held for sale (Note 6)		—	260
Other		55	20
Total other current assets		$320	$422

CN | 2022 Annual Report 91

Notes to the Consolidated Financial Statements
12 – Properties

The following table provides the breakdown of Properties as at December 31, 2022 and 2021:

	December 31, 2022				December 31, 2021
In millions	Depreciation rate	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
Properties including finance leases
Track and roadway (1) (2)	2%	$44,037	$9,977	$34,060	$41,262	$9,148	$32,114
Rolling stock	4%	8,233	3,295	4,938	7,767	3,062	4,705
Buildings	3%	2,202	750	1,452	2,043	695	1,348
Information technology (3)	10%	2,670	1,156	1,514	2,412	959	1,453
Other	6%	2,921	1,348	1,573	2,787	1,229	1,558
Total properties including finance leases (4)		$60,063	$16,526	$43,537	$56,271	$15,093	$41,178

Finance leases included in properties
Track and roadway (5)	$405	$100	$305	$406	$94	$312
Rolling stock	12	1	11	11	1	10
Buildings	27	11	16	27	10	17
Other	101	31	70	94	25	69
Total finance leases included in properties	$545	$143	$402	$538	$130	$408
(1)    As at December 31, 2022, includes land of $2,483 million (2021 - $2,308 million).
(2) In 2021, the Company made an adjustment of $33 million for assets held for sale. See Note 6 – Assets held for sale for additional information.
(3)    In 2022, the Company capitalized costs for internally developed software and related licenses of $213 million (2021 - $191 million).
(4)    In 2022, property additions, net of finance leases, were $2,750 million (2021 - $2,891 million), of which $1,490 million (2021 - $1,580 million) related to track and railway infrastructure maintenance, including the replacement of rail, ties, bridge improvements, and other general track maintenance.
(5)    As at December 31, 2022, includes right-of-way access of $106 million (2021 - $106 million).

Government assistance
By analogy to the grant model of accounting within International Accounting Standards (IAS) 20, Accounting for Government Grants and Disclosure of Government Assistance, the Company records government assistance from various levels of Canadian and U.S. governments and government agencies when the conditions of their receipt are complied with and there is reasonable assurance that the assistance will be received.
The Company receives government assistance typically in the form of cash primarily for the purpose of track infrastructure assets and public safety improvements to track and roadway properties. The government assistance related to properties has conditions of how the assistance is to be spent; such as the Company purchasing or self-constructing assets to improve CN assets and under limited transactions would require the Company to reimburse the assistance if certain conditions are not adhered to. The period for which the assistance is received coincides with the timing to complete the purchase or self-construction.
The Company accounts for government assistance received or receivable related to CN's property assets as a reduction from the cost of the assets in the Consolidated Balance Sheets within Properties and depreciated over the same service life of the related assets in Depreciation and amortization in the Consolidated Statements of Income.
For the year ended December 31, 2022, the Company received $70 million of government assistance towards the purchase and self-construction of properties.
As at December 31, 2022 and 2021, the total Properties balance of $43,537 million and $41,178 million, respectively, is net of $1,721 million and $1,689 million of unamortized government assistance, respectively, primarily related to the enhancement of CN's track and roadway infrastructure. For the year ended December 31, 2022, Depreciation and amortization expense on the Consolidated Statements of Income is presented net of amortization of government assistance of $63 million.

92 CN | 2022 Annual Report

Notes to the Consolidated Financial Statements
13 – Leases

The following table provides the Company’s lease costs for the years ended December 31, 2022, 2021 and 2020:

In millions	Year ended December 31,	2022	2021	2020
Finance lease cost
Amortization of right-of-use assets		$11	$12	$12
Interest on lease liabilities		—	1	3
Total finance lease cost		11	13	15
Operating lease cost		142	131	143
Short-term lease cost		40	26	42
Variable lease cost (1)		51	58	63
Total lease cost (2)		$244	$228	$263
(1)Mainly relates to leases of trucks for the Company's freight delivery service contracts.
(2)Includes lease costs from Purchased services and material and Equipment rents in the Consolidated Statements of Income.
The following table provides the Company's lease right-of-use assets and lease liabilities, and their classification on the Consolidated Balance Sheets as at December 31, 2022 and 2021:

In millions	Classification	December 31,	2022	2021
Lease right-of-use assets
Finance leases	Properties		$402	$408
Operating leases	Operating lease right-of-use assets		470	445
Total lease right-of-use assets			$872	$853
Lease liabilities
Current
Finance leases	Current portion of long-term debt		$1	$7
Operating leases	Accounts payable and other		125	108
Noncurrent
Finance leases	Long-term debt		9	3
Operating leases	Operating lease liabilities		341	322
Total lease liabilities			$476	$440

The following table provides the remaining lease terms and discount rates for the Company's leases as at December 31, 2022 and 2021:

December 31,	2022	2021
Weighted-average remaining lease term (years)
Finance leases	4.8	1.9
Operating leases	5.3	6.2
Weighted-average discount rate (%)
Finance leases	4.30	1.29
Operating leases	2.95	2.43
The following table provides additional information for the Company's leases for the years ended December 31, 2022, 2021 and 2020:

In millions	Year ended December 31,	2022	2021	2020
Cash paid for amounts included in the measurement of lease liabilities ($)
Operating cash outflows from operating leases		135	129	142
Operating cash outflows from finance leases		—	1	3
Financing cash outflows from finance leases		7	68	59
Right-of-use assets obtained in exchange for lease liabilities ($)
Operating lease		142	135	53
Finance lease		7	6	—

CN | 2022 Annual Report 93

Notes to the Consolidated Financial Statements
The following table provides the maturities of lease liabilities for the next five years and thereafter as at December 31, 2022:

In millions	Finance leases	Operating leases (1)
2023	$1	$140
2024	2	110
2025	2	89
2026	4	56
2027	1	32
2028 & thereafter	1	78
Total lease payments	11	505
Less: Imputed interest	1	39
Present value of lease payments	$10	$466
(1)Includes $70 million related to renewal options that are reasonably certain to be exercised.

14 – Intangible assets, goodwill and other

The following table provides the breakdown of the intangible assets, goodwill and other as at December 31, 2022 and 2021:

In millions	December 31,	2022	2021
Intangible assets		$137	$139
Investments (1)		94	119
Goodwill (Note 4)		70	70
Deferred costs		66	59
Long-term receivables		25	32
Other long-term assets		13	20
Total intangible assets, goodwill and other		$405	$439
(1)As at December 31, 2022, the Company had $60 million (2021 - $59 million) of investments accounted for under the equity method; $nil of equity investments with readily determinable fair values (2021 - $32 million) as determined by the most recent exchange trade price with changes in fair value being recognized within Other income, see Note 7 – Other income; and $34 million (2021 - $28 million) of investments for which fair value was not readily determinable accounted for at cost minus impairment, plus or minus observable price changes.

15 – Accounts payable and other

The following table provides the breakdown of the Accounts payable and other as at December 31, 2022 and 2021:

In millions	December 31,	2022	2021
Trade payables		$954	$903
Payroll-related accruals		535	435
Income and other taxes		388	309
Accrued charges		288	309
Accrued interest		201	158
Operating lease liabilities (Note 13)		125	108
Personal injury and other claims provisions (Note 22)		45	75
Environmental provisions (Note 22)		41	38
Other postretirement benefits liability (Note 18)		14	14
Contract liabilities (Note 5)		12	74
Other		182	189
Total accounts payable and other		$2,785	$2,612

94 CN | 2022 Annual Report

Notes to the Consolidated Financial Statements
16 – Debt
The following table provides the breakdown of debt as at December 31, 2022 and 2021:

In millions		Maturity	US dollar-denominated amount		December 31,	2022	2021
Notes and debentures (1)
Canadian National series:
2.25%	10-year notes (2)	Nov 15, 2022	US$	—		$—	$316
7.63%	30-year debentures	May 15, 2023	US$	150		203	190
2.95%	10-year notes (2)	Nov 21, 2024	US$	350		474	442
2.80%	10-year notes (2)	Sep 22, 2025				350	350
2.75%	10-year notes (2)	Mar 1, 2026	US$	500		678	632
6.90%	30-year notes (2)	Jul 15, 2028	US$	475		644	600
3.20%	10-year notes (2)	Jul 31, 2028				350	350
3.00%	10-year notes (2)	Feb 8, 2029				350	350
7.38%	30-year debentures (2)	Oct 15, 2031	US$	200		271	253
3.85%	10-year notes (2)	Aug 5, 2032	US$	800		1,084	—
6.25%	30-year notes (2)	Aug 1, 2034	US$	500		678	632
6.20%	30-year notes (2)	Jun 1, 2036	US$	450		610	569
6.71%	Puttable Reset Securities PURSSM (2)	Jul 15, 2036	US$	250		339	316
6.38%	30-year debentures (2)	Nov 15, 2037	US$	300		407	379
3.50%	30-year notes (2)	Nov 15, 2042	US$	250		339	316
4.50%	30-year notes (2)	Nov 7, 2043	US$	250		339	316
3.95%	30-year notes (2)	Sep 22, 2045				400	400
3.20%	30-year notes (2)	Aug 2, 2046	US$	650		881	821
3.60%	30-year notes (2)	Aug 1, 2047				500	500
3.65%	30-year notes (2)	Feb 3, 2048	US$	600		813	758
3.60%	30-year notes (2)	Jul 31, 2048				450	450
4.45%	30-year notes (2)	Jan 20, 2049	US$	650		881	821
3.60%	30-year notes (2)	Feb 8, 2049				450	450
3.05%	30-year notes (2)	Feb 8, 2050				450	450
2.45%	30-year notes (2)	May 1, 2050	US$	600		813	758
4.40%	30-year notes (2)	Aug 5, 2052	US$	700		949	—
4.00%	50-year notes (2)	Sep 22, 2065				100	100
Illinois Central series:
7.70%	100-year debentures	Sep 15, 2096	US$	125		169	158
BC Rail series:
Non-interest bearing 90-year subordinated notes (3)		Jul 14, 2094				842	842
Total notes and debentures						14,814	12,519
Other
Commercial paper						805	140
Finance leases						10	10
Equipment loans and other (4)						779	770
Total debt, gross						16,408	13,439
Net unamortized discount and debt issuance costs (3)						(979)	(954)
Total debt (5)						15,429	12,485
Less: Current portion of long-term debt						1,057	508
Total long-term debt						$14,372	$11,977
(1)The Company's notes and debentures are unsecured.
(2)The fixed rate debt securities are redeemable, in whole or in part, at the option of the Company, at any time, at the greater of par and a formula price based on interest rates prevailing at the time of redemption.
(3)As at December 31, 2022, these notes were recorded as a discounted debt of $15 million (2021 - $14 million) using an imputed interest rate of 5.75% (2021 - 5.75%). The discount of $827 million (2021 - $828 million) is included in Net unamortized discount and debt issuance costs.
(4)Includes $734 million (2021 - $723 million) of equipment loan under the non-revolving credit facility. Also included is $45 million (2021 - $47 million) of other equipment loans payable monthly at a weighted average interest rate of 2.12% (2021 - 2.12%).
(5)See Note 23 – Financial instruments for the fair value of debt.

CN | 2022 Annual Report 95

Notes to the Consolidated Financial Statements
Notes and debentures
For the year ended December 31, 2022, the Company issued and repaid the following:
•On November 15, 2022, repayment of US$250 million ($332 million) 2.25% Notes due 2022 upon maturity; and
•On August 5, 2022, issuance of US$800 million ($1,028 million) 3.85% Notes due 2032 and US$700 million ($900 million) 4.40% Notes due 2052, in the U.S. capital markets, which resulted in total net proceeds of $1,901 million. In conjunction with this debt issuance, CN settled a notional US$675 million ($868 million) of treasury locks, resulting in a cumulative loss of $2 million. This loss was recorded in Accumulated other comprehensive loss and is being amortized over the term of the corresponding debt and recognized as an adjustment to interest expense on the Consolidated Statements of Income (see Note 23 – Financial instruments - Interest rate risk).

For the year ended December 31, 2021, the Company repaid the following:
•On September 15, 2021, early redemption of US$400 million ($506 million) 2.85% Notes due 2021; and
•On January 18, 2021, early redemption of $250 million 2.75% Notes due 2021.

Revolving credit facilities
The Company has an unsecured revolving credit facility with a consortium of lenders, which is available for general corporate purposes including backstopping the Company's commercial paper programs. On March 31, 2022, the Company's revolving credit facility agreement was amended, to extend the term of the credit facility by one year and transition from the benchmark on US borrowings from LIBOR to the Secured Overnight Financing Rate (SOFR). The credit facility of $2.5 billion consists of a $1.25 billion tranche maturing on March 31, 2025 and a $1.25 billion tranche maturing on March 31, 2027. The revolving credit facility agreement is structured as a sustainability linked loan whereby its applicable margins are adjusted upon achievement of certain sustainability targets. Subject to the consent of the individual lenders, the Company has the option to increase the facility by an additional $500 million during its term and to request an extension once a year to maintain the tenors of three year and five year of the respective tranches. The credit facility provides for borrowings at various benchmark interest rates, such as the SOFR and the Canadian Dollar Offered Rate (CDOR), plus applicable margins, based on CN's credit ratings and sustainability targets. There is no fallback language for CDOR.
As at December 31, 2022 and 2021, the Company had no outstanding borrowings under this revolving credit facility and there were no draws in 2022 and 2021.
On March 18, 2022, the Company entered into a $1.0 billion two-year unsecured revolving credit facility agreement with a consortium of lenders. The credit facility is available for working capital and general corporate purposes and provides for borrowings at various benchmark interest rates, such as SOFR and CDOR, plus applicable margins, based on CN's credit ratings. As at December 31, 2022, the Company had no outstanding borrowings under this revolving credit facility and there were no draws in 2022.
Both revolving credit facility agreements have one financial covenant, which limits debt as a percentage of total capitalization. The Company is in compliance as at December 31, 2022.

Equipment loans
The Company has a secured non-revolving term loan credit facility for financing or refinancing the purchase of equipment. The equipment loans made under the non-revolving credit facility have a tenor of 20 years, bear interest at variable rates such as LIBOR and CDOR plus a margin, are repayable in equal quarterly installments, are prepayable at any time without penalty, and are secured by rolling stock.
On March 31, 2021, the Company issued a US$310 million ($389 million) equipment loan under this facility. The Company repaid US$31 million ($40 million) and repaid US$27 million ($33 million) of equipment loans in 2022 and 2021, respectively.
As at December 31, 2022 and 2021, the Company had outstanding borrowings of US$542 million ($734 million) and US$572 million ($723 million), respectively, at a weighted-average interest rate of 5.22% and 0.81%, respectively, and had no further amount available under this non-revolving term loan facility.

Commercial paper
The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company's revolving credit facility. The maximum aggregate principal amount of commercial paper that can be issued is $2.5 billion, or the US dollar equivalent, on a combined basis.
As at December 31, 2022 and 2021, the Company had total commercial paper borrowings of US$594 million ($805 million) and US$111 million ($140 million), respectively, at a weighted-average interest rate of 4.27% and 0.18%, respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

96 CN | 2022 Annual Report

Notes to the Consolidated Financial Statements
The following table provides a summary of cash flows associated with the issuance and repayment of commercial paper for the years ended December 31, 2022, 2021 and 2020:

In millions	Year ended December 31,	2022	2021	2020
Commercial paper with maturities less than 90 days
Issuance		$11,799	$5,254	$5,315
Repayment		(11,087)	(5,289)	(6,076)
Change in commercial paper with maturities less than 90 days, net		$712	$(35)	$(761)
Commercial paper with maturities of 90 days or greater
Issuance		$440	$353	$736
Repayment		(589)	(252)	(1,248)
Change in commercial paper with maturities of 90 days or greater, net		$(149)	$101	$(512)
Change in commercial paper, net		$563	$66	$(1,273)

Accounts receivable securitization program
The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On January 19, 2023, the Company extended the term of its agreement by one year to February 1, 2025. The Company has retained the responsibility for servicing, administering and collecting the receivables sold. The average servicing period is approximately one month and the interest on borrowings under the Accounts receivable securitization program is renewed based on commercial paper rates then in effect or SOFR or CDOR if the commercial paper market is inaccessible and includes fallback language that allows for the succession of CDOR to an alternative rate consistent with market convention.
As at December 31, 2022, and 2021, the Company had no outstanding borrowings under the accounts receivable securitization program.
The following table provides a summary of cash flows associated with the proceeds received and repayment of the accounts receivable securitization program for the years ended December 31, 2022, 2021 and 2020:

In millions	Year ended December 31,	2022	2021	2020
Beginning of year		$—	$—	$200
Proceeds received		—	—	450
Repayment		—	—	(650)
End of year		$—	$—	$—

Bilateral letter of credit facilities
The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 31, 2022, the Company extended the maturity date of certain committed bilateral letter of credit facility agreements to April 28, 2025. The agreements are held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued.
As at December 31, 2022, the Company had outstanding letters of credit of $396 million (2021 - $394 million) under the committed facilities from a total available amount of $470 million (2021 - $518 million) and $100 million (2021 - $158 million) under the uncommitted facilities.
As at December 31, 2022, included in Restricted cash and cash equivalents was $397 million (2021 - $396 million) and $100 million (2021 - $100 million) which were pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

CN | 2022 Annual Report 97

Notes to the Consolidated Financial Statements
Debt maturities
The following table provides the debt maturities, excluding finance lease liabilities, as at December 31, 2022, for the next five years and thereafter:

In millions	Debt (1)
2023	$1,056
2024	509
2025	385
2026	713
2027	36
2028 & thereafter	12,720
Total	15,419
Finance lease liabilities (2)	10
Total debt	$15,429
(1)    Presented net of unamortized discounts and debt issuance costs.
(2)     See Note 13 – Leases for maturities of finance lease liabilities.

Amount of US dollar-denominated debt
The following table provides the breakdown of US dollar-denominated debt as at December 31, 2022 and 2021:

In millions	December 31,		2022		2021
Notes and debentures		US$	7,800	US$	6,550
Commercial paper			594		111
Finance lease liabilities			7		8
Equipment loans and other			574		606
Total amount of US dollar-denominated debt in US$		US$	8,975	US$	7,275
Total amount of US dollar-denominated debt in C$			$12,165		$9,193

17 – Other liabilities and deferred credits

The following table provides the breakdown of Other liabilities and deferred credits as at December 31, 2022 and 2021:

In millions	December 31,	2022	2021
	Personal injury and other claims provisions (Note 22) (1)	$251	$232
	Environmental provisions (Note 22) (1)	18	18
	Contract liabilities (Note 5) (1)	16	—
	Stock-based compensation liability (Note 20)	7	9
	Deferred credits and other	149	168
	Total other liabilities and deferred credits	$441	$427
(1)    See Note 15 – Accounts payable and other for the related current portion.

98 CN | 2022 Annual Report

Notes to the Consolidated Financial Statements
18 – Pensions and other postretirement benefits

The Company has various retirement benefit plans under which substantially all of its employees are entitled to benefits at retirement age, generally based on compensation and length of service and/or contributions. Senior and executive management employees, subject to certain minimum service and age requirements, are also eligible for an additional retirement benefit under their Special Retirement Stipend Agreements, the Supplemental Executive Retirement Plan or the Defined Contribution Supplemental Executive Retirement Plan.
The Company also offers postretirement benefits to certain employees providing life insurance, medical benefits and, for a closed group of employees, free rail travel benefits during retirement. These postretirement benefits are funded as they become due. The information in the tables that follow pertains to all of the Company's defined benefit plans. However, the following descriptions relate solely to the Company's main pension plan, the CN Pension Plan, unless otherwise specified.

Amendments to postretirement medical benefits plans in the U.S.
In June 2022, CN approved changes affecting members participating in the Company’s postretirement medical benefits plans in the U.S. Beginning in 2023, Medicare-eligible retirees will be covered by a health reimbursement arrangement, which is an employer-funded account that can be used for reimbursement of eligible medical expenses. Non-Medicare eligible retirees will continue to be covered by the existing self-insured program. This change constitutes a plan amendment event resulting in a $28 million reduction to the affected plans’ Accumulated projected benefit obligation, recorded in Other comprehensive income, and is composed of a prior service credit of $21 million and an actuarial gain of $7 million, substantially all due to lower expected future benefit payments and to the approximate 130 basis point increase in the end of period discount rates between the prior year end and May 31, 2022, respectively.

Curtailment event
On October 31, 2021, the CN Board of Directors approved changes affecting non-unionized members participating in the Company’s defined benefit pension plans. Effective April 1, 2024, the affected defined benefit pension plans will be amended to cease benefits accruals for non-unionized members, generally known as a delayed hard freeze. Effective April 1, 2024, all non-unionized members will be transferred to the Company’s defined contribution pension plans for their future service. This delayed hard freeze constitutes a plan curtailment event recognized on October 31, 2021 resulting in a $52 million reduction to the Projected benefit obligation, recorded in Other comprehensive income as an actuarial gain, mostly due to reflecting projected future salary increases and service only up to April 1, 2024. The curtailment event also triggered an interim re-measurement of the funded status of the affected defined benefit pension plans resulting in an actuarial gain of $1,915 million recorded in Other comprehensive income composed of i) an actuarial gain on the Projected benefit obligation of $1,808 million substantially all due to the 84 basis point increase in the end of period discount rate between December 31, 2020 (2.55%) and October 31, 2021 (3.39%), and ii) an actuarial gain on the Plan assets of $107 million due to higher actual returns ($982 million) compared to expected returns ($875 million) over that same ten-month period. Due to the interim re-measurement, the resulting Net periodic benefit income recorded during the fourth quarter of 2021 increased by $25 million composed of i) a decrease to Current service cost of $9 million, and ii) an increase to Other components of net periodic benefit income of $16 million.

Description of the CN Pension Plan
The CN Pension Plan is a contributory defined benefit pension plan that covers the majority of CN employees. It provides for pensions based mainly on years of service and final average pensionable earnings and is generally applicable from the first day of employment. Indexation of pensions is provided after retirement through a gain/loss sharing mechanism, subject to guaranteed minimum increases. An independent trust company is the Trustee of the Company's pension trust funds (which includes the CN Pension Trust Fund). As Trustee, the trust company performs certain duties, which include holding legal title to the assets of the CN Pension Trust Fund and ensuring that the Company, as Administrator, complies with the provisions of the CN Pension Plan and the related legislation. The Company utilizes a measurement date of December 31 for the CN Pension Plan.

Funding policy
Employee contributions to the CN Pension Plan are determined by the plan rules. Company contributions are in accordance with the requirements of the Government of Canada legislation, the Pension Benefits Standards Act, 1985, including amendments and regulations thereto, and such contributions follow minimum and maximum thresholds as determined by actuarial valuations. Actuarial valuations are generally required on an annual basis for all Canadian defined benefit pension plans, or when deemed appropriate by the Office of the Superintendent of Financial Institutions. These actuarial valuations are prepared in accordance with legislative requirements and with the recommendations of the Canadian Institute of Actuaries for the valuation of pension plans. Actuarial valuations are also required annually for the Company's U.S. qualified defined benefit pension plans.

CN | 2022 Annual Report 99

Notes to the Consolidated Financial Statements
The Company's most recently filed actuarial valuations for funding purposes for its Canadian registered defined benefit pension plans conducted as at December 31, 2021 indicated a funding excess on a going concern basis of approximately $4.2 billion and a funding excess on a solvency basis of approximately $1.1 billion, calculated using the three-year average of the plans' hypothetical wind-up ratio in accordance with the Pension Benefit Standards Regulations, 1985. The federal pension legislation requires funding deficits, if any, to be paid over a number of years, as calculated under current pension regulations. Alternatively, a letter of credit can be subscribed to fulfill required solvency deficit payments.
The Company's next actuarial valuations for funding purposes for its Canadian registered defined benefit pension plans required as at December 31, 2022 will be performed in 2023. These actuarial valuations are expected to identify a funding excess on a going concern basis of approximately $4.4 billion, while on a solvency basis a funding excess of approximately $1.6 billion is expected. Based on the anticipated results of these valuations, the CN Pension Plan is expected to remain fully funded and at a level such that the Company would continue to be prohibited from making contributions to the CN Pension Plan in 2023. As such, the Company expects to make total cash contributions of approximately $55 million for all of the Company's pension plans in 2023. As at January 31, 2023 the Company had contributed $2 million to its defined benefit pension plans for 2023.

Plan assets
The assets of the Company's various Canadian defined benefit pension plans are primarily held in separate trust funds ("Trusts") which are diversified by asset type, geography, sector and investment strategy. Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures (SIPP) which includes the plans' long-term target asset allocation ("Policy") and related benchmark indices. This Policy is based on the long-term expectations of the economy and financial market returns and considers the dynamics of the plans' pension benefit obligations. In 2022, the Policy was amended to implement a target asset allocation change to bonds and mortgages, equities and investment-related liabilities.
The CN Investment Division ("Investment Manager"), a division of the Company created to invest and administer the assets of the plan, can also implement an investment strategy ("Strategy") which can lead the Plan's actual asset allocation to deviate from the Policy due to changing market risks and opportunities. The Pension and Investment Committee of the Board of Directors ("Committee") regularly compares the actual plan asset allocation to the Policy and Strategy and compares the actual performance of the Company's pension plan assets to the performance of the benchmark indices.
The Company's 2022 Policy and actual asset allocation for the Company's pension plans based on fair value are as follows:

		Actual plan asset allocation
	Policy	2022	2021
Cash and short-term investments	2%	3%	2%
Bonds and mortgages	38%	35%	37%
Emerging market debt	2%	2%	2%
Private debt	3%	6%	3%
Equities	32%	30%	40%
Real estate	4%	3%	2%
Resource and royalties	5%	7%	5%
Infrastructure	4%	4%	3%
Specialty portfolio (1)	2%	2%	2%
Absolute return	12%	15%	11%
Alternative risk premia	—%	1%	1%
Investment-related liabilities	(4%)	(8%)	(8%)
Total	100%	100%	100%
(1)    In 2021, the specialty portfolio was approved as a new investment strategy.

The Committee's approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies, hedge and adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries. Investments held in the Company's pension plans consist mainly of the following:
•Cash and short-term investments consist of highly liquid securities which ensure adequate cash flows are available to cover near-term benefit payments as well as anticipated cash requirements needed to support derivative instruments or any other contractual commitment. Short-term investments are mainly obligations issued by Canadian chartered banks and by Canadian governments.
•Bonds include bond instruments, issued or guaranteed by governments and non-government entities. As at December 31, 2022, 76% (2021 - 80%) of bonds were issued or guaranteed by Canadian, U.S. or other governments. Mortgages consist of mortgage bonds, interest in mortgages or in funds making loans, all of which are secured by real estate. On an exposure basis, the Plan's Policy for bonds and

100 CN | 2022 Annual Report

Notes to the Consolidated Financial Statements
mortgages is 43%. This comprises a 38% allocation mainly to government and corporate bonds and a 5% allocation to derivative financial instruments related to bond exposure.
•Emerging market debt consists of units of co-mingled funds or in separate accounts managed by external managers whose mandate is to invest in debt instruments of emerging market countries.
•Private debt includes participation in private debt securities and funds focused on generating steady yields.
•Equity investments include publicly traded securities diversified by industry sector, geography and issuer and investments in private equity funds. As at December 31, 2022, the most significant allocation to an individual issuer of a publicly traded security was 4% (2021 - 4%) and the most significant allocation to an industry sector was 19% (2021 - 22%). On an exposure basis, the Plan's Policy for equities is 37%. This comprises a 32% allocation to equities and a 5% allocation to derivative financial instruments related to equity exposure.
•Real estate is a diversified portfolio of Canadian land and commercial properties and investments in global real estate private equity funds.
•Resource and royalties investments include petroleum and natural gas and mineral properties and listed and non-listed securities of resource and energy transition companies.
•Infrastructure investments include participation in private infrastructure funds, term loans and notes of infrastructure companies.
•Specialty portfolio consists of mainly private equities, private debt, absolute return investments and public equities. Exposure to public assets may be included to manage the risk-return profile and tactical allocation relative to the Policy portfolio weight.
•Absolute return investments are primarily a portfolio of units of externally managed hedge funds, which are invested in various long/short and derivatives strategies within multi-strategy, fixed income, commodity, equity, global macro funds and downside protection. Managers are monitored on a continuous basis through investment and operational due diligence.
•Alternative risk premia investments are a portfolio of units of externally managed funds and internally managed strategies on a risk-adjusted basis.
•Investment-related liabilities reflect a certain level of financing associated with securities sold under repurchase agreements and other assets.
The plans' Investment Manager monitors market events and risk exposures to foreign currencies, interest rates, market risks, credit risks and liquidity risks daily. When investing in foreign securities, the plans are exposed to foreign currency risk that may be adjusted or hedged; the effect of which is included in the valuation of the foreign securities. Net of the adjusted or hedged amount, the plans were 57% exposed to the Canadian dollar, 28% to the US dollar, 8% to European currencies, 2% to the Japanese Yen and 5% to various other currencies as at December 31, 2022. Interest rate risk represents the risk that the fair value of the investments will fluctuate due to changes in market interest rates. Sensitivity to interest rates is a function of the timing and amount of cash flows of the interest-bearing assets and liabilities of the plans. Derivatives are contractual agreements whose value is derived from interest rates, foreign currencies, commodities, or equities, among other fluctuating inputs and factors. They may include forwards, futures, options and swaps. Derivatives are included in the investment asset classes based on their underlying exposure and are used from time to time to synthetically replace any investment activity that would otherwise be accomplished through a direct investment in any investment asset class. When derivatives are used for hedging purposes, the gains or losses on the derivatives are offset by a corresponding change in the value of the hedged assets. To manage counterparty credit risk, established policies require dealing with counterparties considered to be of high credit quality. Adequate liquidity is maintained to cover cash flows by monitoring factors such as fair value, collateral pledged and received, repurchase agreements and securities lending agreements.
Overall return in the capital markets and the level of interest rates affect the funded status of the Company's pension plans, particularly the Company's main Canadian pension plan. Adverse changes with respect to pension plan returns and the level of interest rates from the date of the last actuarial valuations may have a material adverse effect on the funded status of the plans and on the Company's results of operations.

CN | 2022 Annual Report 101

Notes to the Consolidated Financial Statements
The following tables present the fair value of plan assets by asset class as at December 31, 2022 and 2021:

	Fair value measurements at December 31, 2022
In millions	Total	Level 1	Level 2	Level 3	NAV
Cash and short-term investments (1)	$536	$72	$464	$—	$—
Bonds (2)
Canada, U.S. and supranational	466	—	466	—	—
Provinces of Canada and municipalities	3,861	—	3,861	—	—
Corporate	1,389	—	1,389	—	—
Emerging market debt (3)	363	—	363	—	—
Mortgages (4)	16	—	16	—	—
Private debt (5)	997	—	—	—	997
Public equities (6)
Canadian	361	354	7	—	—
U.S.	1,931	2,011	(80)	—	—
International	2,310	2,310	—	—	—
Private equities (7)	689	—	(1)	—	690
Real estate (8)	404	—	—	249	155
Resource and royalties (9)	1,198	365	(8)	841	—
Infrastructure (10)	720	—	76	—	644
Absolute return funds (11)
Multi-strategy	1,390	—	—	—	1,390
Fixed income	8	—	3	—	5
Commodity	71	—	—	—	71
Equity	247	—	—	—	247
Global macro	773	—	—	—	773
Downside protection	70	70	—	—	—
Alternative risk premia (12)	155	—	—	—	155
Total investments (13)	$17,955	$5,182	$6,556	$1,090	$5,127
Investment-related liabilities (14)	(1,479)
Other (15)	113
Total plan assets	$16,589
Level 1: Fair value based on quoted prices in active markets for identical assets.
Level 2: Fair value based on other significant observable inputs.
Level 3: Fair value based on significant unobservable inputs.
NAV: Investments measured at net asset value as a practical expedient.                  Footnotes to the tables follow on the following page.

102 CN | 2022 Annual Report

Notes to the Consolidated Financial Statements

	Fair value measurements at December 31, 2021
In millions	Total	Level 1	Level 2	Level 3	NAV
Cash and short-term investments (1)	$410	$114	$296	$—	$—
Bonds (2)
Canada, U.S. and supranational	603	—	603	—	—
Provinces of Canada and municipalities	5,343	—	5,343	—	—
Corporate	1,493	—	1,493	—	—
Emerging market debt (3)	365	—	365	—	—
Mortgages (4)	19	—	19	—	—
Private debt (5)	723	—	—	—	723
Public equities (6)
Canadian	571	571	—	—	—
U.S.	4,388	4,383	5	—	—
International	2,951	2,951	—	—	—
Private equities (7)	625	—	—	—	625
Real estate (8)	370	—	—	272	98
Resource and royalties (9)	978	293	8	677	—
Infrastructure (10)	654	—	69	—	585
Absolute return funds (11)
Multi-strategy	1,173	—	—	—	1,173
Fixed income	50	—	—	—	50
Commodity	77	—	—	—	77
Equity	295	—	—	—	295
Global macro	708	—	—	—	708
Downside protection	74	74	—	—	—
Alternative risk premia (12)	239	—	—	—	239
Total investments (13)	$22,109	$8,386	$8,201	$949	$4,573
Investment-related liabilities (14)	(1,780)
Other (15)	87
Total plan assets	$20,416

Level 1: Fair value based on quoted prices in active markets for identical assets.
Level 2: Fair value based on other significant observable inputs.
Level 3: Fair value based on significant unobservable inputs.
NAV: Investments measured at net asset value as a practical expedient.                  Footnotes to the tables follow on the following table.

CN | 2022 Annual Report 103

Notes to the Consolidated Financial Statements
The following table reconciles the beginning and ending balances of the fair value of investments classified as Level 3:

	Fair value measurements based on significant unobservable inputs (Level 3)
In millions	Real estate (8)	Resource and royalties (9)	Total

Balance at December 31, 2020	$279	$504	$783
Actual return relating to assets still held at the reporting date	(13)	191	178
Purchases	6	—	6
Disbursements	—	(18)	(18)
Balance at December 31, 2021	272	677	949
Actual return relating to assets still held at the reporting date	(23)	221	198
Purchases	2	—	2
Disbursements	(2)	(57)	(59)
Balance at December 31, 2022	$249	$841	$1,090
(1)Cash and short-term investments with related accrued interest are valued at cost, which approximates fair value, and are categorized as Level 1 and Level 2 respectively.
(2)Bonds are valued using mid-market prices obtained from independent pricing data suppliers. When prices are not available from independent sources, the fair value is based on the present value of future cash flows using current market yields for comparable instruments.
(3)Emerging market debt funds are valued based on the net asset value which is readily available and published by each fund's independent administrator.
(4)Mortgages are valued based on the present value of future net cash flows using current market yields for comparable instruments.
(5)Private debt investments are valued based on the net asset value as reported by each fund's manager, generally based on the present value of future net cash flows using current market yields for comparable instruments. In 2022, $36 million (2021 - $16 million) of private debt investments are included as part of the specialty portfolio strategy.
(6)The fair value of public equity investments is based on quoted prices in active markets. In 2022, $5 million (2021 - $nil) of public equity investments are included as part of the specialty portfolio strategy.
(7)Private equity investments are valued based on the net asset value as reported by each fund's manager, generally using discounted cash flow analysis or earnings multiples. In 2022, $304 million (2021 - $295 million) of private equity investments are included as part of the specialty portfolio strategy.
(8)The fair value of real estate investments categorized as Level 3 includes immovable properties. Land is valued based on the fair value of comparable assets, and income producing properties are valued based on the present value of estimated future net cash flows or the fair value of comparable assets. Independent valuations of all immovable properties are performed triennially on a rotational basis. The fair value of real estate investments categorized as NAV consists mainly of investments in real estate private equity funds and is based on the net asset value as reported by each fund's manager, generally using a discounted cash flow analysis or earnings multiples.
(9)Resource and royalties investments categorized as Level 1 are valued based on quoted prices in active markets. Resource and royalties participation traded on a secondary market are valued based on the most recent transaction price and are categorized as Level 2. Investments in resource and royalties categorized as Level 3 consist of operating resource and royalties properties and the fair value is based on estimated future net cash flows that are discounted using prevailing market rates for transactions in similar assets. Estimated future net cash flows are based on forecasted oil, gas or other commodity prices and future projected annual production and costs.
(10)The fair value of infrastructure investments categorized as Level 2 is based on the present value of future cash flows using current market yields for comparable instruments. The fair value of infrastructure funds categorized as NAV is based on the net asset value as reported by each fund's manager, generally using a discounted cash flow analysis or earnings multiples.
(11)Absolute return investments are valued using the net asset value as reported by each fund's independent administrator. All absolute return investments have contractual redemption frequencies, ranging from monthly to annually, and redemption notice periods varying from 5 to 90 days. In 2022, $35 million (2021 - $39 million) of absolute return investments are included as part of the specialty portfolio strategy.
(12)Alternative risk premia investments are valued using the net asset value as reported by each fund's independent administrator or fund manager. All funds have contractual redemption frequencies ranging from daily to annually, and redemption notice periods varying from 5 to 60 days.
(13)Derivative financial instruments, which are included in total investments, are valued using quoted market prices when available and are categorized as Level 1, or based on valuation techniques using market data when quoted market prices are not available and are categorized as Level 2. Derivatives are included in the investment asset categories based on their underlying exposure and have the following fair value net asset/unrealized gain or (net liability/unrealized loss) positions at December 31, 2022 and 2021:
•Bonds: $(23) million of bond forwards (2021 - $64 million), $1 million of options (2021 - $nil), $(1) million of credit default swaps (2021 - $(2) million) and $(1) million of swaps (2021 - $(1) million).
•Emerging market debt: $2 million of swaps (2021 - $nil) and $nil for foreign exchange forwards (2021 - $4 million).
•Public equities: $(16) million of foreign exchange forwards (2021 - $(5) million) and $(57) million of swaps (2021 - $10 million).
•Private equities: $(1) million of foreign exchange forwards (2021 -$nil).
•Resource and royalties: $(44) million of commodity swaps (2021 - $(30) million).
•Infrastructure: $1 million of foreign exchange forwards (2021 - $1 million).
•Absolute return funds: $3 million of foreign exchange forwards (2021 - $nil) and $70 million of options (2021 - $74 million).
(14)Investment-related liabilities include securities sold under repurchase agreements. The securities sold under repurchase agreement do not meet the conditions to be removed from the assets and are therefore maintained on the books with an offsetting liability recorded to represent the financing nature of this transaction. These agreements are recorded at cost which together with accrued interest approximates fair value due to their short-term nature.
(15)Other consists of operating assets of $155 million (2021 - $134 million) and liabilities of $42 million (2021 - $47 million) required to administer the Trusts' investment assets and the plans' benefits and funding activities. Such assets are valued at cost and have not been assigned to a fair value category.

104 CN | 2022 Annual Report

Notes to the Consolidated Financial Statements
Obligations and funded status for defined benefit pension and other postretirement benefit plans

		Pensions		Other postretirement benefits
In millions	Year ended December 31,	2022	2021	2022	2021
Change in benefit obligation
Projected benefit obligation at beginning of year		$17,813	$19,499	$212	$228
Amendments		—	—	(21)	—
Curtailments		—	(52)	—	—
Interest cost		468	392	5	5
Actuarial gain on projected benefit obligation (1)		(3,548)	(1,206)	(40)	(7)
Current service cost		157	197	2	2
Plan participants' contributions		60	61	—	—
Foreign currency changes		19	(3)	3	(2)
Benefit payments, settlements and transfers		(1,060)	(1,075)	(14)	(14)
Projected benefit obligation at the end of the year (2)		$13,909	$17,813	$147	$212
Component representing future salary increases		(85)	(179)	—	—
Accumulated benefit obligation at end of year		$13,824	$17,634	$147	$212
Change in plan assets
Fair value of plan assets at beginning of year		$20,416	$19,723	$—	$—
Employer contributions		47	104	—	—
Plan participants' contributions		60	61	—	—
Foreign currency changes		14	(2)	—	—
Actual return on plan assets		(2,888)	1,605	—	—
Benefit payments, settlements and transfers		(1,060)	(1,075)	—	—
Fair value of plan assets at end of year (2)		$16,589	$20,416	$—	$—
Funded status - Excess (deficiency) of fair value of plan assets over projected benefit obligation at end of year		$2,680	$2,603	$(147)	$(212)
(1)Substantially all of the pensions' actuarial gain for the year ended December 31, 2022 and December 31, 2021 is the result of the change in the end of year discount rate of the current year versus the prior year (211 basis points increase for 2022 and 60 basis points increase for 2021).
(2)For the CN Pension Plan, as at December 31, 2022, the projected benefit obligation was $12,887 million (2021 - $16,557 million) and the fair value of plan assets was $15,838 million (2021 - $19,485 million). The measurement date of all plans is December 31.

CN | 2022 Annual Report 105

Notes to the Consolidated Financial Statements
Amounts recognized in the Consolidated Balance Sheets

		Pensions		Other postretirement benefits
In millions	December 31,	2022	2021	2022	2021
Noncurrent assets - Pension asset		$3,033	$3,050	$—	$—
Current liabilities (Note 15)		—	—	(14)	(14)
Noncurrent liabilities - Pension and other postretirement benefits		(353)	(447)	(133)	(198)
Total amount recognized		$2,680	$2,603	$(147)	$(212)

Amounts recognized in Accumulated other comprehensive loss (Note 21)

		Pensions		Other postretirement benefits
In millions	December 31,	2022	2021	2022	2021
Net actuarial gain (loss) (1)		$(2,730)	$(2,425)	$39	$3
Prior service credit (cost)		$—	$—	$22	$3
(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. Net actuarial loss was restated by $333 million from $2,092 million under the prior method to $2,425 million for the year ended December 31, 2021. See Note 2 – Change in accounting policy for additional information.

Information for defined benefit pension plans with an accumulated benefit obligation in excess of plan assets

		Pensions
In millions	December 31,	2022	2021
Accumulated benefit obligation (1)		$543	$542
Fair value of plan assets (1)		$199	$111
(1)    All of the Company's other postretirement benefit pension plans have an accumulated benefit obligation in excess of plan assets.

Information for defined benefit pension plans with a projected benefit obligation in excess of plan assets

		Pensions
In millions	December 31,	2022	2021
Projected benefit obligation		$631	$661
Fair value of plan assets		$278	$214

Components of net periodic benefit cost (income) for defined benefit pension and other postretirement benefit plans

		Pensions			Other postretirement benefits
In millions	Year ended December 31,	2022	2021	2020	2022	2021	2020
Current service cost		$157	$197	$175	$2	$2	$2
Other components of net periodic benefit cost (income)
Interest cost		468	392	532	5	5	6
Settlement loss		1	2	2	—	—	—
Expected return on plan assets (1)		(1,132)	(1,076)	(1,095)	—	—	—
Amortization of prior service cost (credit)		—	—	3	(2)	(1)	—
Amortization of net actuarial loss (gain) (1)		166	275	265	(4)	(4)	(5)
Total Other components of net periodic benefit cost (income) (1)		$(497)	$(407)	$(293)	$(1)	$—	$1
Net periodic benefit cost (income) (1)		$(340)	$(210)	$(118)	$1	$2	$3
(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. Expected return on plan assets was restated by $15 million from $1,061 million under the prior method to $1,076 million for the year ended December 31, 2021 and by $nil for the year ended December 31, 2020. Amortization of net actuarial loss on pensions was restated by $6 million from $269 million under the prior method to $275 million for the year ended December 31, 2021 and by $23 million from $242 million under the prior method to $265 million for the year ended December 31, 2020. See Note 2 – Change in accounting policy for additional information.

106 CN | 2022 Annual Report

Notes to the Consolidated Financial Statements
Weighted-average assumptions used in accounting for defined benefit pension and other postretirement benefit plans

	Pensions			Other postretirement benefits
December 31,	2022	2021	2020	2022	2021	2020
To determine projected benefit obligation
Discount rate (1)	5.26%	3.15%	2.55%	5.23%	3.06%	2.53%
Rate of compensation increase (2)	2.75%	2.75%	2.75%	2.75%	2.75%	2.75%
To determine net periodic benefit cost (income)
Rate to determine current service cost (3)	3.40%	3.02%	3.20%	3.43%	2.95%	3.35%
Rate to determine interest cost (3)	2.67%	2.10%	2.86%	2.74%	1.90%	2.84%
Rate of compensation increase (2)	2.75%	2.75%	2.75%	2.75%	2.75%	2.75%
Expected return on plan assets (4)	7.00%	6.79%	7.00%	N/A	N/A	N/A
(1)    The Company's discount rate assumption, which is set annually at the end of each year, is determined by management with the aid of third-party actuaries. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. For the Canadian pension and other postretirement benefit plans, future expected benefit payments are discounted using spot rates based on a derived AA corporate bond yield curve for each maturity year.
(2)    The rate of compensation increase is determined by the Company based upon its long-term plans for such increases.
(3)    The Company uses the spot rate approach to measure current service cost and interest cost for all defined benefit pension and other postretirement benefit plans. Under the spot rate approach, individual spot discount rates along the same yield curve used in the determination of the projected benefit obligation are applied to the relevant projected cash flows at the relevant maturity.
(4)    The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the investment policy. For 2022, the Company used a long-term rate of return assumption of 7.00% on the market-related value of plan assets to compute net periodic benefit cost (income). In 2023, the Company will increase the expected long-term rate of return on plan assets by 60 basis points to 7.60% to reflect management's current view of long-term investment returns.

Expected future benefit payments
The following table provides the expected benefit payments for pensions and other postretirement benefits for the next five years and the subsequent five-year period:

In millions	Pensions	Other postretirement benefits
2023	$1,055	$14
2024	$1,064	$12
2025	$1,056	$12
2026	$1,047	$11
2027	$1,039	$10
Years 2028 to 2032	$5,020	$47

Defined contribution and other plans
The Company maintains defined contribution pension plans for certain salaried employees as well as certain employees covered by collective bargaining agreements. The Company also maintains other plans including a Section 401(k) savings plan for U.S. based employees. The Company's contributions under these plans were expensed as incurred and, in 2022, amounted to $23 million (2021 - $23 million; 2020 - $22 million).

Contributions to multi-employer plan
Under collective bargaining agreements, the Company participates in a multi-employer benefit plan named the Railroad Employees National Early Retirement Major Medical Benefit Plan which provides certain postretirement health care benefits to certain retirees. The Company's contributions under this plan were expensed as incurred and amounted to $7 million in 2022 (2021 - $10 million; 2020 - $10 million). The annual contribution rate for the plan was $109.49 per month per active employee for 2022 (2021 - $146.58). The plan covered 263 retirees in 2022 (2021 - 328 retirees).

CN | 2022 Annual Report 107

Notes to the Consolidated Financial Statements
19 – Share capital

Authorized capital stock
The authorized capital stock of the Company is as follows:
•Unlimited number of Common Shares, without par value
•Unlimited number of Class A Preferred Shares, without par value, issuable in series
•Unlimited number of Class B Preferred Shares, without par value, issuable in series

Common shares
The following table provides a breakdown of common shares as at December 31, 2022, 2021 and 2020:

In millions	December 31,	2022	2021	2020
Issued common shares		672.4	702.0	711.6
Common shares in Share Trusts		(1.4)	(1.1)	(1.3)
Outstanding common shares		671.0	700.9	710.3

Repurchase of common shares
The Company may repurchase its common shares pursuant to a Normal Course Issuer Bid (NCIB) at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange. The Company may repurchase up to 42.0 million common shares between February 1, 2022 and January 31, 2023 under its NCIB. As at December 31, 2022, the Company had repurchased 29.4 million common shares under this NCIB.
The following table provides the information related to the share repurchases for the years ended December 31, 2022, 2021 and 2020:

In millions, except per share data	Year ended December 31,	2022	2021	2020
Number of common shares repurchased		30.2	10.3	3.3
Weighted-average price per share (1)		$156.00	$153.69	$116.97
Amount of repurchase (1)		$4,709	$1,582	$379
(1)Includes brokerage fees.

See Note 25 – Subsequent event for information on the Company's new NCIB.

Share Trusts
The Company's Share Trusts purchase CN's common shares on the open market, which are used to deliver common shares under the Share Units Plan and, beginning in 2019, the Employee Share Investment Plans (ESIP) (see Note 20 – Stock-based compensation). Shares purchased by the Share Trusts are retained until the Company instructs the trustee to transfer shares to the participants of the Share Units Plan or the ESIP. Common shares purchased by the Share Trusts are accounted for as treasury stock. The Share Trusts may sell shares on the open market to facilitate the remittance of the Company's employee tax withholding obligations under the Share Units Plan.

108 CN | 2022 Annual Report

Notes to the Consolidated Financial Statements
The following tables provide the information related to the share purchases and settlements by Share Trusts under the Share Units Plan and the ESIP for the years ended December 31, 2022, 2021 and 2020:

In millions, except per share data	Year ended December 31,	2022	2021	2020
Share purchases by Share Units Plan Share Trusts
Number of common shares		0.5	—	—
Weighted-average price per share		$170.85	$—	$—
Amount of purchase		$81	$—	$—
Share purchases by ESIP Share Trusts
Number of common shares		0.2	0.2	0.1
Weighted-average price per share		$155.53	$142.90	$123.03
Amount of purchase		$24	$26	$14
Total purchases		$105	$26	$14

In millions, except per share data	Year ended December 31,	2022	2021	2020
Share settlements by Share Units Plan Share Trusts
Number of common shares		0.2	0.2	0.4
Weighted-average price per share		$88.23	$88.23	$88.23
Amount of settlement		$15	$20	$35
Share settlements by ESIP Share Trusts
Number of common shares		0.2	0.2	0.2
Weighted-average price per share		$141.60	$128.40	$118.04
Amount of settlements		$23	$18	$27
Total settlements		$38	$38	$62

20 – Stock-based compensation

The Company has various stock-based compensation plans for eligible employees. A description of the major plans is provided herein.
The following table provides the stock-based compensation expense for awards under all employee plans, as well as the related tax benefit and excess tax benefit recognized in income, for the years ended December 31, 2022, 2021 and 2020:

In millions	Year ended December 31,	2022	2021	2020
Share Units Plan		$31	$47	$28
Voluntary Incentive Deferral Plan (VIDP)		1	2	4
Stock option awards		8	12	11
Employee Share Investment Plan (ESIP)		23	20	21
Total stock-based compensation expense		$63	$81	$64
Income tax impacts of stock-based compensation
Tax benefit recognized in income		$16	$18	$14
Excess tax benefit recognized in income		$14	$10	$16

Share Units Plan
The objective of the Share Units Plan is to enhance the Company's ability to attract and retain talented employees and to provide alignment of interests between such employees and the shareholders of the Company. Under the Share Units Plan, the Company grants performance share unit (PSU) awards.
PSU-ROIC awards settle depending on the level of attainment of a target return on invested capital (ROIC) performance condition, as defined by the award agreement, over the plan period of three years. The level of attainment of the performance condition results in a performance factor that ranges from 0% to 200%. Settlement is also conditional upon the attainment of a minimum share price market condition, calculated using the average of the last three months of the plan period.

CN | 2022 Annual Report 109

Notes to the Consolidated Financial Statements
PSU-TSR awards settle depending on the level of attainment of a target total shareholder return (TSR) market condition, as defined by the award agreement, over the plan period of three years. The level of attainment of the market condition results in a performance factor that ranges from 0% to 200% depending on the Company's TSR relative to a Class I Railways peer group and the S&P/TSX 60 companies.
PSUs are settled in common shares of the Company, subject to the attainment of their respective performance and market conditions, by way of disbursement from the Share Trusts (see Note 19 – Share capital). The number of shares remitted to the participant upon settlement is equal to the number of PSUs awarded multiplied by the performance factor, less shares withheld to satisfy the participant's withholding tax requirement.
For the 2020 grant, the level of ROIC attained resulted in a performance factor of 120%, and the level of TSR attained resulted in a performance factor of 162% for the plan period ended December 31, 2022. The total fair value of the equity settled PSU awards that vested in 2022 was $40 million (2021 - $30 million; 2020 - $27 million). As the respective performance and market conditions under each award were met as at December 31, 2022, a settlement of approximately 0.3 million shares, net of withholding taxes, is expected to occur in the first quarter of 2023.
The following table provides a summary of the activity related to PSU awards for the year ended December 31, 2022:

	PSU-ROIC (1)		PSU-TSR (2)
	Units	Weighted-average grant date fair value	Units	Weighted-average grant date fair value
	In millions		In millions
Outstanding at December 31, 2021	0.8	$69.84	0.4	$144.37
Granted	0.2	$81.03	0.1	$180.18
Settled (3)	(0.3)	$70.79	(0.1)	$128.22
Forfeited	—	$72.85	—	$160.82
Outstanding at December 31, 2022	0.7	$73.21	0.4	$160.40
Nonvested at December 31, 2021	0.5	$69.27	0.3	$150.59
Granted	0.2	$81.03	0.1	$180.18
Vested (4)	(0.2)	$73.92	(0.2)	$153.00
Forfeited	—	$72.85	—	$160.82
Nonvested at December 31, 2022	0.5	$72.78	0.2	$164.20
(1)The grant date fair value of equity settled PSUs-ROIC granted in 2022 of $20 million is calculated using a lattice-based valuation model. As at December 31, 2022, total unrecognized compensation cost related to all outstanding awards was $14 million and is expected to be recognized over a weighted-average period of 1.7 years.
(2)The grant date fair value of equity settled PSUs-TSR granted in 2022 of $23 million is calculated using a Monte Carlo simulation model. As at December 31, 2022, total unrecognized compensation cost related to all outstanding awards was $16 million and is expected to be recognized over a weighted-average period of 1.9 years.
(3)Equity settled PSUs-ROIC granted in 2019 met the minimum share price condition for settlement and attained a performance factor of 83%. Equity settled PSUs-TSR granted in 2019 attained a performance factor of 72%. In the first quarter of 2022, these awards were settled, net of the remittance of the participants' withholding tax obligation of $23 million, by way of disbursement from the Share Trusts of 0.2 million common shares.
(4)These awards are expected to be settled in the first quarter of 2023.

The following table provides assumptions related to the fair values of PSU awards, and the weighted-average grant date fair values for units granted in 2022, 2021 and 2020:

Year of grant	2022	2021	2020
Assumptions
Stock price ($) (1)	153.81	133.36	125.82
Expected stock price volatility (%) (2)	25	24	17
Expected term (years) (3)	3.0	3.0	3.0
Risk-free interest rate (%) (4)	1.58	0.19	1.40
Dividend rate ($) (5)	2.93	2.46	2.30
Weighted-average grant date fair value ($)
ROIC	81.03	64.50	73.92
TSR	181.00	148.02	153.00
(1)Represents the closing share price on the grant date.
(2)Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.
(3)Represents the period of time that awards are expected to be outstanding.
(4)Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(5)Based on the annualized dividend rate.

110 CN | 2022 Annual Report

Notes to the Consolidated Financial Statements
Voluntary Incentive Deferral Plan
The Company's Voluntary Incentive Deferral Plan (VIDP) provides eligible senior management employees the opportunity to elect to receive their annual incentive bonus payment in deferred share units (DSU) up to specific deferral limits. A DSU is equivalent to a common share of the Company and also earns dividends when normal cash dividends are paid on common shares. The number of DSUs received by each participant is established at the time of deferral. For each participant, the Company will grant a further 25% of the amount elected in DSUs, which will vest over a period of four years. The election to receive eligible incentive payments in DSUs is no longer available to a participant when the value of the participant's vested DSUs is sufficient to meet the Company's stock ownership guidelines.

Equity settled awards
DSUs are settled in common shares of the Company at the time of cessation of employment by way of an open market purchase by the Company. The number of shares remitted to the participant is equal to the number of DSUs awarded less shares withheld to satisfy the participant's withholding tax requirement.
The following table provides a summary of the activity related to DSU equity awards for the year ended December 31, 2022:

	Equity settled
	DSUs (1)
	Units	Weighted-average grant date fair value
	In millions
Outstanding at December 31, 2021	0.5	$87.24
Granted	0.1	$159.13
Settled (2)	(0.3)	$83.28
Outstanding at December 31, 2022 (3)	0.3	$106.60
(1)The grant date fair value of equity settled DSUs granted is calculated using the Company's stock price on the grant date. As at December 31, 2022, the aggregate intrinsic value of all equity settled DSUs outstanding amounted to $51 million.
(2)For the year ended December 31, 2022 the shares purchased for the settlement of equity settled DSUs were net of the remittance of the participants' withholding tax obligation of $20 million.
(3)The total fair value of equity settled DSU awards vested, the number of units outstanding that were nonvested, unrecognized compensation cost and the remaining recognition period have not been quantified as they relate to a minimal number of units.

Cash settled awards
The value of each participant's DSUs is payable in cash at the time of cessation of employment. The Company's liability for the cash settled VIDP is marked-to-market at each period-end and varies with the Company's share price. Fluctuations in the Company's share price cause volatility to stock-based compensation expense as recorded in Net income. The Company does not currently hold any derivative financial instruments to manage this exposure.
As at December 31, 2022, the liability for cash settled DSUs was $7 million based on closing stock price of $160.84 (2021 - $9 million based on closing stock price of $155.38).

CN | 2022 Annual Report 111

Notes to the Consolidated Financial Statements
Stock option awards
The Company's stock option plan allows for eligible employees to acquire common shares of the Company upon vesting at a price equal to the market value of the common shares at the grant date. The options issued by the Company are conventional options that vest over a period of time. The right to exercise options generally accrues over a period of four years of continuous employment for options granted prior to 2020, and five years for options granted in 2020 and onwards. Options are not generally exercisable during the first 12 months after the date of grant and expire after 10 years. As at December 31, 2022, 13.3 million common shares remained authorized for future issuances under these plans.
During the year ended December 31, 2022, the Company granted 0.6 million (2021 - 0.7 million; 2020 - 0.7 million) stock options.
The following table provides the activity of stock option awards during 2022, and for options outstanding and exercisable at December 31, 2022, the weighted-average exercise price:

	Options outstanding		Nonvested options
	Number of options	Weighted-average exercise price	Number of options	Weighted-average grant date fair value
	In millions		In millions
Outstanding at December 31, 2021 (1)	3.6	$105.32	1.8	$18.69
Granted (2)	0.6	$152.84	0.6	$27.00
Forfeited/Cancelled	(0.3)	$143.40	(0.3)	$22.53
Exercised (3)	(0.6)	$93.55	N/A	N/A
Vested (4)	N/A	N/A	(0.6)	$17.57
Outstanding at December 31, 2022 (1)	3.3	$119.08	1.5	$21.96
Exercisable at December 31, 2022 (1)	1.8	$101.91	N/A	N/A
(1)Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date.
(2)The grant date fair value of options granted in 2022 of $17 million ($27.00 per option) is calculated using the Black-Scholes option-pricing model. As at December 31, 2022, total unrecognized compensation cost related to all outstanding awards was $13 million and is expected to be recognized over a weighted-average period of 3.7 years.
(3)The total intrinsic value of options exercised in 2022 was $42 million (2021 - $42 million; 2020 - $47 million). The cash received upon exercise of options in 2022 was $61 million (2021 - $52 million; 2020 - $56 million) and the related excess tax benefit realized in 2022 was $2 million (2021 - $1 million; 2020 - $2 million).
(4)The grant date fair value of options vested in 2022 was $11 million (2021 - $12 million; 2020 - $12 million).

The following table provides the number of stock options outstanding and exercisable as at December 31, 2022 by range of exercise price and their related intrinsic value, and for options outstanding, the weighted-average years to expiration. The table also provides the aggregate intrinsic value for in-the-money stock options, which represents the value that would have been received by option holders had they exercised their options on December 31, 2022 at the Company's closing stock price of $160.84.

	Options outstanding				Options exercisable
	Number of options	Weighted-average years to expiration	Weighted-average exercise price	Aggregate intrinsic value	Number of options	Weighted-average exercise price	Aggregate intrinsic value
Range of exercise prices	In millions			In millions	In millions		In millions
$ 47.30 - $ 95.00	0.6	2.6	$78.68	$48	0.6	$78.68	$48
$ 95.01 - $ 110.00	0.7	5.2	$102.69	40	0.6	$101.98	36
$ 110.01 - $ 130.00	0.9	6.6	$122.26	35	0.5	$120.36	19
$ 130.01 - $ 150.00	0.6	8.1	$138.57	13	0.1	$138.93	3
$ 150.01 - $ 170.81	0.5	9.1	$158.96	2	—	$155.92	—
Balance at December 31, 2022 (1)	3.3	6.3	$119.08	$138	1.8	$101.91	$106
(1)    Stock options with a US dollar exercise price have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. The weighted-average years to expiration of exercisable stock options was 4.9 years.

112 CN | 2022 Annual Report

Notes to the Consolidated Financial Statements
The following table provides assumptions related to the fair values of stock option awards, and the weighted-average grant date fair values for units granted in 2022, 2021, and 2020:

Year of grant	2022	2021	2020
Assumptions
Grant price ($)	152.84	133.56	126.13
Expected stock price volatility (%) (1)	21	21	19
Expected term (years) (2)	5.6	5.8	5.7
Risk-free interest rate (%) (3)	1.72	0.48	1.26
Dividend rate ($) (4)	2.93	2.46	2.30
Weighted-average grant date fair value ($)	27.00	20.50	19.09
(1)    Based on the historical volatility of the Company's stock over a period commensurate with the expected term of the award.
(2)    Represents the period of time that awards are expected to be outstanding. The Company uses historical data to predict option exercise behavior.
(3)    Based on the implied yield available on zero-coupon government issues with an equivalent term commensurate with the expected term of the awards.
(4)    Based on the annualized dividend rate.

ESIP
The Company has an ESIP giving eligible employees the opportunity to subscribe for up to 10% of their gross salaries to purchase shares of the Company's common stock on the open market and to have the Company invest, on the employees' behalf, a further 35% of the amount invested by the employees, up to 6% of their gross salaries.
Company contributions to the ESIP, which consist of shares purchased on the open market, are subject to a one-year vesting period and are forfeited should certain participant contributions be sold or disposed of prior to vesting. Company contributions to the ESIP are held in Share Trusts until vesting, at which time shares are delivered to the employee.
The following table provides a summary of the activity related to the ESIP for the year ended December 31, 2022:

	ESIP
	Number of shares	Weighted-average share price
	In millions
Unvested contributions, December 31, 2021	0.2	$142.80
Company contributions	0.2	$154.01
Vested (1)	(0.2)	$142.34
Forfeited	(0.1)	$152.24
Unvested contributions, December 31, 2022 (2)	0.1	$154.12
(1)The total fair value of units purchased with Company contributions that vested in 2022 was $24 million (2021 - $17 million).
(2)As at December 31, 2022, total unrecognized compensation cost related to all outstanding units was $8 million and is expected to be recognized over the next 12 months.

The following table provides the number of participants holding shares, the total number of ESIP shares purchased on behalf of employees, including the Company's contributions for the years ended December 31, 2022, 2021 and 2020:

Year ended December 31,	2022	2021	2020
Number of participants holding shares	19,967	20,142	20,270
Total number of ESIP shares purchased on behalf of employees (millions)	1.0	1.1	1.1

CN | 2022 Annual Report 113

Notes to the Consolidated Financial Statements
21 – Accumulated other comprehensive loss

In millions	Foreign currency translation adjustments (1)	Pension and other postretirement benefit plans	Derivative instruments (1)	Total before tax	Income tax recovery (expense) (2)	Total net of tax
Balance at December 31, 2019 (8)	$(303)	$(4,668)	$6	$(4,965)	$1,226	$(3,739)
Other comprehensive income (loss) before reclassifications:
Translation of net investment (3)	(269)			(269)	—	(269)
Translation of US dollar debt (4)	188			188	(25)	163
Actuarial loss arising during the year (6)		(82)		(82)	22	(60)
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss (8)		260		260	(70)	190
Amortization of prior service cost		3		3	(1)	2
Settlement loss arising during the year (7)		2		2	—	2
Amortization of gain on treasury lock			(1)	(1)	1	—
Other comprehensive income (loss)	(81)	183	(1)	101	(73)	28
Balance at December 31, 2020 (8)	(384)	(4,485)	5	(4,864)	1,153	(3,711)
Other comprehensive income (loss) before reclassifications:
Translation of net investment (3)	(84)			(84)	—	(84)
Translation of US dollar debt (4)	32			32	(2)	30
Actuarial gain arising during the year (6)		1,794		1,794	(471)	1,323
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss (8)		271		271	(71)	200
Amortization of prior service credit		(1)		(1)	—	(1)
Settlement loss arising during the year (7)		2		2	—	2
Other comprehensive income (loss)	(52)	2,066	—	2,014	(544)	1,470
Balance at December 31, 2021 (8)	(436)	(2,419)	5	(2,850)	609	(2,241)
Other comprehensive income (loss) before reclassifications:
Translation of net investment (3)	1,073			1,073	—	1,073
Translation of US dollar debt (4)	(707)			(707)	93	(614)
Derivative instruments (5)			(2)	(2)	—	(2)
Actuarial loss arising during the year (6)		(432)		(432)	113	(319)
Prior service credit arising during the period (6)		21		21	(6)	15
Amounts reclassified from Accumulated other comprehensive loss:
Amortization of net actuarial loss (7)		162		162	(43)	119
Amortization of prior service credit		(2)		(2)	1	(1)
Settlement loss arising during the year (7)		1		1	—	1
Other comprehensive income (loss)	366	(250)	(2)	114	158	272
Balance at December 31, 2022	$(70)	$(2,669)	$3	$(2,736)	$767	$(1,969)
(1)Certain 2021 and 2020 balances have been reclassified to conform with current presentation of Derivative instruments as part of a cash flow hedge.
(2)The Company releases stranded tax effects from Accumulated other comprehensive loss to Net income upon the liquidation or termination of the related item.
(3)Foreign exchange gain/(loss) on translation of net investment in foreign operations.
(4)Foreign exchange gain/(loss) on translation of US dollar-denominated debt designated as a hedge of the net investment in foreign operations. The Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. Accordingly, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar-denominated debt are recorded in Accumulated other comprehensive loss, which minimizes the volatility of earnings resulting from the conversion of US dollar-denominated debt into Canadian dollars.
(5)Cumulative gains or losses of the treasury locks are included in Derivative instruments. See Note 23 – Financial instruments for additional information.

114 CN | 2022 Annual Report

Notes to the Consolidated Financial Statements
(6)Amendments to the postretirement medical benefits plans in the U.S. resulted in a prior service credit of $21 million and an actuarial gain of $7 million.See Note 18 – Pensions and other postretirement benefits for additional information.
(7)Total before tax reclassified to Other components of net periodic benefit income in the Consolidated Statements of Income and included in net periodic benefit cost. See Note 18 – Pensions and other postretirement benefits.
(8)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been restated to conform to the change in methodology. See Note 2 – Change in accounting policy for additional information. For the year ended December 31, 2019, Pension and other post retirement benefit plan was restated by $347 million, from $4,321 million under to the prior method to $4,668 million.

22 – Major commitments and contingencies

Purchase commitments
As at December 31, 2022, the Company had fixed and variable commitments to purchase information technology services and licenses, railroad cars, locomotives, wheels, rail, engineering services, rail ties as well as other equipment and services with a total estimated cost of $2,300 million. Costs of variable commitments were estimated using forecasted prices and volumes.

Contingencies
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

Canada
Employee injuries are governed by the workers' compensation legislation in each province whereby employees may be awarded either a lump sum or a future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. An actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.
In 2022, 2021 and 2020 the Company recorded a decrease of $11 million, $11 million and $13 million, respectively, to its provision for personal injuries in Canada as a result of actuarial valuations for employee injury claims.
As at December 31, 2022, 2021 and 2020, the Company's provision for personal injury and other claims in Canada was as follows:

In millions	2022	2021	2020
Beginning of year	$182	$206	$207
Accruals and other	16	12	31
Payments	(30)	(36)	(32)
End of year	$168	$182	$206
Current portion - End of year	$27	$50	$68

United States
Personal injury claims by the Company's employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the Federal Employers' Liability Act (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. An actuarial study is performed annually.
For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, the Company's historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial valuation includes the projection of the Company's experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management's assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial valuation with the current claim experience and, if required, adjustments to the liability are recorded.

CN | 2022 Annual Report 115

Notes to the Consolidated Financial Statements
Due to the inherent uncertainty involved in projecting future events, including events related to occupational diseases, which include but are not limited to, the timing and number of actual claims, the average cost per claim and the legislative and judicial environment, the Company's future payments may differ from current amounts recorded.
In 2022, the Company recorded a decrease of $9 million to its provision for U.S. personal injury and other claims attributable to non-occupational disease claims, third-party claims and occupational disease claims pursuant to the 2022 actuarial valuation. In 2021 and 2020, actuarial valuations resulted in a decrease of $20 million and a decrease of $10 million, respectively. The prior years' adjustments from the actuarial valuations were mainly attributable to non-occupational disease claims, third -party claims and occupational disease claims, reflecting changes in the Company's estimates of unasserted claims and costs related to asserted claims. The Company has an ongoing risk mitigation strategy focused on reducing the frequency and severity of claims through injury prevention and containment; mitigation of claims; and lower settlements of existing claims.
As at December 31, 2022, 2021 and 2020, the Company's provision for personal injury and other claims in the U.S. was as follows:

In millions	2022	2021	2020
Beginning of year	$125	$141	$145
Accruals and other	33	30	28
Payments	(39)	(45)	(29)
Foreign exchange	9	(1)	(3)
End of year	$128	$125	$141
Current portion - End of year	$18	$25	$41

Although the Company considers such provisions to be adequate for all its outstanding and pending claims, the final outcome with respect to actions outstanding or pending at December 31, 2022, or with respect to future claims, cannot be reasonably determined. When establishing provisions for contingent liabilities the Company considers, where a probable loss estimate cannot be made with reasonable certainty, a range of potential probable losses for each such matter, and records the amount it considers the most reasonable estimate within the range. However, when no amount within the range is a better estimate than any other amount, the minimum amount in the range is accrued. For matters where a loss is reasonably possible but not probable, a range of potential losses cannot be estimated due to various factors which may include the limited availability of facts, the lack of demand for specific damages and the fact that proceedings were at an early stage. Based on information currently available, the Company believes that the eventual outcome of the actions against the Company will not, individually or in the aggregate, have a material adverse effect on the Company's financial position. However, due to the inherent inability to predict with certainty unforeseeable future developments, there can be no assurance that the ultimate resolution of these actions will not have a material adverse effect on the Company's results of operations, financial position or liquidity.

Environmental matters
The Company's operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances, and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations.

Known existing environmental concerns
The Company is or may be liable for remediation costs at individual sites, in some cases along with other potentially responsible parties, associated with actual or alleged contamination. The ultimate cost of addressing these known contaminated sites cannot be definitively established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company's alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.

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Notes to the Consolidated Financial Statements
The Company's provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental expenses, which are classified as Casualty and other in the Consolidated Statements of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.
As at December 31, 2022, 2021 and 2020, the Company's provision for specific environmental sites was as follows:

In millions	2022	2021	2020
Beginning of year	$56	$59	$57
Accruals and other	27	23	44
Payments	(26)	(26)	(42)
Foreign exchange	2	—	—
End of year	$59	$56	$59
Current portion - End of year	$41	$38	$46

The Company anticipates that the majority of the liability at December 31, 2022 will be paid out over the next five years. Based on the information currently available, the Company considers its provisions to be adequate.

Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company's ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:
•the lack of specific technical information available with respect to many sites;
•the absence of any government authority, third-party orders, or claims with respect to particular sites;
•the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and
•the determination of the Company's liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites.
Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company's financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Future occurrences
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

Regulatory compliance
The Company may incur significant capital and operating costs associated with environmental regulatory compliance and clean-up requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Operating expenses related to regulatory compliance activities for environmental matters for the year ended December 31, 2022 amounted to $31 million (2021 - $27 million; 2020 - $25 million). In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fueling stations, waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company's environmental capital expenditures for the year ended December 31, 2022 amounted to $19 million (2021 - $18 million; 2020 - $20 million).

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Notes to the Consolidated Financial Statements
Guarantees and indemnifications
In the normal course of business, the Company enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business.
As at December 31, 2022, the Company had outstanding letters of credit of $396 million (2021 - $394 million) under the committed bilateral letter of credit facilities and $100 million (2021 - $158 million) under the uncommitted bilateral letter of credit facilities, and surety and other bonds of $171 million (2021 - $150 million), all issued by financial institutions with investment grade credit ratings to third parties to indemnify them in the event the Company does not perform its contractual obligations.
As at December 31, 2022, the maximum potential liability under these guarantee instruments was $667 million (2021 - $702 million), of which $625 million (2021 - $659 million) related to other employee benefit liabilities and workers' compensation and $42 million (2021 - $43 million) related to other liabilities. The guarantee instruments expire at various dates between 2023 and 2025.
As at December 31, 2022, the Company had not recorded a liability with respect to guarantees as the Company did not expect to make any payments under its guarantees.

General indemnifications
In the normal course of business, the Company provides indemnifications, customary for the type of transaction or for the railway business, in various agreements with third parties, including indemnification provisions where the Company would be required to indemnify third parties and others. During the year, the Company entered into various contracts with third parties for which an indemnification was provided. Due to the nature of the indemnification clauses, the maximum exposure for future payments cannot be reasonably determined. To the extent of any actual claims under these agreements, the Company maintains provisions for such items, which it considers to be adequate. As at December 31, 2022, the Company had not recorded a liability with respect to any indemnifications.

23 – Financial instruments

Risk management
In the normal course of business, the Company is exposed to various risks from its use of financial instruments. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company's Audit, Finance and Risk Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes.

Foreign currency risk
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and the US dollar affect the Company's revenues and expenses. To manage foreign currency risk, the Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar-denominated debt are recorded in Accumulated other comprehensive loss, which minimizes volatility of earnings resulting from the conversion of US dollar-denominated debt into the Canadian dollar.
The Company also enters into foreign exchange forward contracts to manage its exposure to foreign currency risk. As at December 31, 2022, the Company had outstanding foreign exchange forward contracts to purchase a notional value of US$1,311 million (2021 - US$910 million). These outstanding contracts are at a weighted-average exchange rate of $1.33 per US$1.00 (2021 - $1.27 per US$1.00) with exchange rates ranging from $1.29 to $1.37 per US$1.00 (2021 - $1.25 to $1.28 per US$1.00). The weighted-average term of the contracts is 157 days (2021 - 251 days) with terms ranging from 29 days to 300 days (2021 - 112 days to 352 days). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statements of Income as they occur. For the year ended December 31, 2022, the Company recorded a gain of $129 million (2021 - loss of $18 million; 2020 - loss of $3 million) related to foreign exchange forward contracts. These gains and losses were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recognized in Other income. As at December 31, 2022, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $33 million and $4 million, respectively (2021 - $nil and $2 million, respectively).

118 CN | 2022 Annual Report

Notes to the Consolidated Financial Statements
Interest rate risk
The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. Such risk exists in relation to the Company's debt. The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates, which exposes the Company to variability in interest expense.
To manage interest rate risk, the Company manages its borrowings in line with liquidity needs, maturity schedule, and currency and interest rate profile. In anticipation of future debt issuances, the Company may use derivative instruments such as forward rate agreements.
During the year, CN entered into treasury lock agreements to hedge US Treasury benchmark rates related to an expected debt issuance in 2022. The treasury locks were designated as cash flow hedging instruments with cumulative gains or losses recorded in Accumulated other comprehensive loss in derivative instruments. On August 5, 2022, CN settled a notional US$675 million ($868 million) of treasury locks in conjunction with the issuances of US$800 million ($1,028 million) Notes due 2032 and US$700 million ($900 million) Notes due 2052, resulting in a cumulative loss of $2 million. This loss was recorded in Accumulated other comprehensive loss and is being amortized over the term of the corresponding debt and recognized as an adjustment to interest expense on the Consolidated Statements of Income.
As at December 31, 2022, there were no treasury locks outstanding.

Fair value of financial instruments
The financial instruments that the Company measures at fair value on a recurring basis in periods subsequent to initial recognition are categorized into the following levels of the fair value hierarchy based on the degree to which inputs are observable:
•Level 1: Inputs are quoted prices for identical instruments in active markets
•Level 2: Significant inputs (other than quoted prices included in Level 1) are observable
•Level 3: Significant inputs are unobservable
The carrying amounts of Cash and cash equivalents and Restricted cash and cash equivalents approximate fair value. These financial instruments include highly liquid investments purchased three months or less from maturity, for which the fair value is determined by reference to quoted prices in active markets.
The carrying amounts of Accounts receivable, Other current assets and Accounts payable and other approximate fair value due to their short maturity, unless otherwise specified. The fair value of equity investments with readily determinable fair values, included in Intangible assets, goodwill and other, is classified as Level 1 with gains and losses being recorded in Other income within the Consolidated Statements of Income. The fair value of derivative financial instruments, included in Other current assets and Accounts payable and other is classified as Level 2 and is used to manage the Company's exposure to foreign currency risk. The fair value is measured by discounting future cash flows using a discount rate derived from market data for financial instruments subject to similar risks and maturities. The fair value of assets held for sale, included in Other current assets is classified as Level 3. Additional disclosures are provided in Note 6 – Assets held for sale.
The carrying amount of the Company's debt does not approximate fair value. The fair value is estimated based on quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company classifies debt as Level 2. As at December 31, 2022, the Company's debt, excluding finance leases, had a carrying amount of $15,419 million (2021 - $12,475 million) and a fair value of $14,137 million (2021 - $14,424 million). The carrying amount of debt excluding finance leases exceeded the fair value due to an increase in market rates compared to the stated coupon rate.

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Notes to the Consolidated Financial Statements
24 – Segmented information

The Company manages its operations as one business segment over a single network that spans vast geographic distances and territories, with operations in Canada and the U.S. Financial information reported at this level, such as revenues, operating income, and cash flow from operations, is used by the Company's management, including its chief operating decision-maker, in evaluating financial and operational performance and allocating resources across CN's network.
The Company's strategic initiatives, which drive its operational direction, are developed and managed centrally by management and are communicated to its regional activity centers (the Western Region, Eastern Region and U.S. Region). The Company's management is responsible for, among others, CN's marketing strategy, the management of large customer accounts, overall planning and control of infrastructure and rolling stock, the allocation of resources, and other functions such as financial planning, accounting and treasury.
The role of each region is to manage the day-to-day service requirements within their respective territories and control direct costs incurred locally. Such cost control is required to ensure that pre-established efficiency standards set at the corporate level are met. The regions execute the overall corporate strategy and operating plan established by the Company's management, as the regions' management of throughput and control of direct costs does not serve as the platform for the Company's decision-making process. Approximately 94% of the Company's freight revenues are from national accounts for which freight traffic spans North America and touches various commodity groups. As a result, the Company does not manage revenues on a regional basis since a large number of the movements originate in one region and pass through and/or terminate in another region.
The regions also demonstrate common characteristics in each of the following areas:
•each region's sole business activity is the transportation of freight over the Company's extensive rail network;
•the regions service national accounts that extend over the Company's various commodity groups and across its rail network;
•the services offered by the Company stem predominantly from the transportation of freight by rail with the goal of optimizing the rail network as a whole; and
•the Company and its subsidiaries, not its regions, are subject to regulatory regimes in both Canada and the U.S.
For the years ended December 31, 2022, 2021, and 2020, no major customer accounted for more than 10% of total revenues and the largest freight customer represented less than 4% of total annual freight revenues.
The following tables provide information by geographic area for the years ended December 31, 2022, 2021 and 2020 and as at December 31, 2022 and 2021:

In millions	Year ended December 31,	2022	2021	2020
Revenues
Canada		$11,583	$9,955	$9,588
U.S.		5,524	4,522	4,231
Total revenues		$17,107	$14,477	$13,819

Net income
Canada (1)	$3,581	$3,603	$2,615
U.S.	1,537	1,296	930
Total net income (1)	$5,118	$4,899	$3,545

In millions	December 31,	2022	2021
Properties
Canada		$24,069	$23,186
U.S.		19,468	17,992
Total properties		$43,537	$41,178
(1)See Note 2 – Change in accounting policy for additional information.

25 – Subsequent event

Normal course issuer bid
On January 24, 2023, the Board of Directors of the Company approved a new NCIB, which allows for the repurchase of up to 32.0 million common shares between February 1, 2023 and January 31, 2024.

120 CN | 2022 Annual Report